SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February, 2010.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	On February 10, ORIX Corporation (“the Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the nine months and three months ended December 31, 2008 and 2009, and the fiscal year ended March 31, 2009. This translation is unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 12, 2010	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

1.	On February 10 2010, ORIX Corporation (“the Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the nine months and three months ended December 31, 2008 and 2009, and the fiscal year ended March 31, 2009. This translation is unaudited.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 92.10 to $1.00, the approximate exchange rate prevailing at December 31, 2009.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1. Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009	Three months ended December 31, 2008	Three months ended December 31, 2009	Fiscal year ended March 31, 2009
Total Revenues	784,153	692,024	242,012	227,941	1,054,500
Income (Loss) before Income Taxes and Discontinued Operations	14,270	37,697	(63,629)	14,616	8,579
Net Income (Loss) Attributable to ORIX Corporation	13,323	27,433	(41,943)	7,283	21,924
Shareholders’ Equity	—	—	1,154,402	1,276,577	1,167,530
Total Assets	—	—	8,578,045	7,958,356	8,369,736

Shareholders’ Equity Per Share (yen)	—	—	13,010.74	11,880.10	13,059.59
Earnings Per Share for Net Income (Loss) Attributable to ORIX Corporation
Basic (yen)	149.87	273.70	(472.72)	67.77	246.59
Diluted (yen)	146.59	233.26	(472.72)	58.83	233.81
Shareholders’ Equity Ratio (%)	—	—	13.46	16.04	13.95
Cash Flows from Operating Activities	185,355	99,049	—	—	308,779
Cash Flows from Investing Activities	(16,158)	396,220	—	—	171,183
Cash Flows from Financing Activities	(94,151)	(276,376)	—	—	(334,587)
Cash and Cash Equivalents at End of Period	—	—	388,440	680,794	459,969
Number of Employees	—	—	20,082	18,354	18,920

Note:

1.      As a result of the recording of “Discontinued Operations” in accordance with FASB Accounting Standards Codification (“ASC”) 205-20 (“Presentation of Financial Statements—Discontinued Operations”), certain amounts in the fiscal year ended March 31, 2009 have been reclassified retroactively.

2.      Pursuant to ASC 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”), “Net Income” was reclassified into “Net Income Attributable to ORIX Corporation”, from April 1, 2009.

3. Consumption tax is excluded from the stated amount of total revenues.

4.      Due to loss attributable to ORIX Corporation from continuing operations for the three months ended December 31, 2008, the diluted EPS calculation excludes potential common shares, as they were antidilutive.

(2) Overview of Activities

For the three months ended December 31, 2009, no significant changes were made in the Company and its subsidiaries’ operations. See “Changes of Principal Related Companies” below about changes in the activities of principal related companies.

(3) Changes of Principal Related Companies

Changes of principal related companies for the three months ended December 31, 2009 are as follows:

Additions:

There were no additions during the three months ended December 31, 2009.

Deletions:

There were no deletions during the three months ended December 31, 2009.

(4) Number of Employees

The following shows the total number of employees in the Company and its subsidiaries as of December 31, 2009:

Number of employees
18,354

Note:	(a) The above number is full-time basis.
(b) The average number of temporary employees is 5,704 for the three months ended December 31, 2009.

2. Operating Results

(1) Earnings Summary

Total revenues and profits (losses) by segment for the three months ended December 31, 2009 and 2008 are as follows:

	Millions of yen
	Three months ended December 31, 2008		Three months ended December 31, 2009		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits (losses)	Segment Revenues	Segment Profits (losses)	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	34,380	(9,203)	26,647	(1,442)	(7,733)	(22)	7,761	—
Maintenance Leasing	58,902	7,152	55,175	6,023	(3,727)	(6)	(1,129)	(16)
Real Estate	57,272	737	49,139	187	(8,133)	(14)	(550)	(75)
Investment Banking	20,729	(59,627)	18,227	(2,775)	(2,502)	(12)	56,852	—
Retail	42,583	3,049	35,016	5,122	(7,567)	(18)	2,073	68
Overseas Business	32,212	(2,055)	47,407	7,436	15,195	47	9,491	—

Subtotal	246,078	(59,947)	231,611	14,551	(14,467)	(6)	74,498	—

Difference between Segment Totals and Consolidated Amounts	(4,066)	(3,682)	(3,670)	65	396	—	3,747	—

Consolidated Amounts	242,012	(63,629)	227,941	14,616	(14,071)	(6)	78,245	—

(2) Total Assets

Total assets by segment at December 31, 2009 and March 31, 2009 are as follows:

	December 31, 2009		March 31, 2009		Change
	Millions of yen	Composition ratio (%)	Millions of yen	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	1,312,109	16.5	1,583,571	18.9	(271,462)	(17)
Maintenance Leasing	574,640	7.2	648,314	7.8	(73,674)	(11)
Real Estate	1,121,841	14.1	1,175,437	14.0	(53,596)	(5)
Investment Banking	1,246,423	15.6	1,321,491	15.8	(75,068)	(6)
Retail	1,485,195	18.7	1,554,006	18.6	(68,811)	(4)
Overseas Business	875,109	11.0	949,852	11.3	(74,743)	(8)

Subtotal	6,615,317	83.1	7,232,671	86.4	(617,354)	(9)

Difference between Segment Totals and Consolidated Amounts	1,343,039	16.9	1,137,065	13.6	205,974	18

Consolidated Amounts	7,958,356	100.0	8,369,736	100.0	(411,380)	(5)

(3) New Business Volumes

New business volumes of direct financing leases, installment loans, operating leases, investment in securities, other operating transactions for the three months ended December 31, 2009 and 2008 are as follows:

	Millions of yen		Change
	Three months ended December 31, 2008	Three months ended December 31, 2009	Amount	Percent (%)
Direct Financing Leases:
New equipment acquisitions	78,777	60,308	(18,469)	(23)
Installment Loans:
New loans added	227,785	131,934	(95,851)	(42)
Operating Leases:
New equipment acquisitions	113,497	38,735	(74,762)	(66)
Investment in Securities:
New securities added	15,215	147,966	132,751	873
Other Operating Transactions:
New assets added	14,284	8,010	(6,274)	(44)

3. Risk Factors

There were not any significant changes for the three months ended December 31, 2009.

4. Material Contract

Not applicable

5. Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. These factors and trends regarding the future were assessed as of the issue date of the quarterly financial report (Shihanki Houkokusho).

(1) Qualitative Information Regarding Consolidated Financial Results

Economic Environment

The global economy appears to be pulling out of the deep recession, and emerging nations are showing a strong recovery, as shown, for example, by the robust expansion of auto sales in China and India. However, the pace of the global recovery is expected to be gradual, in the face of weak private-sector demand and severe unemployment.

The U.S. showed a positive rate of real GDP growth between July and September 2009 for the first time in five quarters. Although consumer spending is gradually returning, possibly triggered by government programs such as incentives for homebuyers and rebate programs for new cars, unemployment remains high and concerns about a “jobless recovery” are growing.

In Japan, signs of recovery are visible, with the Bank of Japan’s short-term economic survey of enterprises (the Tankan) released in December 2009 showing improvements in confidence among large corporations for the third consecutive quarter. However, the risks of deflation and worsening unemployment remain. Corporate financing and capital expenditure continue to stagnate, and sales of large-scale real estate projects remain weak. The cabinet approved the 2010 budget, the largest general accounting expenditure ever at ¥92 trillion, and the government is aiming to boost the economy through household budget support measures, yet it remains to be seen as to how long will be necessary for a full economic recovery.

Financial Highlights

Financial Results for the Three Months Ended December 31, 2009

Total Revenues	¥227,941	million	(Down 6% year on year)
Income Before Income Taxes*	¥14,616	million	(Loss of ¥63,629 million during the same period of the previous fiscal year)
Net Income Attributable to ORIX Corporation	¥7,283	million	(Loss of ¥41,943 million during the same period of the previous fiscal year)

Earnings Per Share:
(Basic)	¥67.77		(¥(472.72) during the same period of the previous fiscal year)
(Diluted)	¥58.83		(¥(472.72) during the same period of the previous fiscal year)
ROE (Annualized)	2.3%		((14.0)% during the same period of the previous fiscal year)
ROA (Annualized)	0.37%		((1.92)% during the same period of the previous fiscal year)

Financial Results for the Nine Months Ended December 31, 2009

Total Revenues	¥692,024	million	(Down 12% year on year)
Income before Income Taxes*	¥37,697	million	(Up 164% year on year)
Net Income Attributable to ORIX Corporation	¥27,433	million	(Up 106% year on year)

Earnings Per Share:
(Basic)	¥273.70		(Up 83% year on year)
(Diluted)	¥233.26		(Up 59% year on year)
ROE (Annualized)	3.0%		(1.5% during the same period of the previous fiscal year)
ROA (Annualized)	0.45%		(0.20% during the same period of the previous fiscal year)

*	Income before income taxes refers to income before income taxes and discontinued operations.

Note 1: ROE is calculated using total shareholders’ equity, as required by U.S. accounting standards. Net income attributable to ORIX Corporation is equivalent to net income, which had been used until the fiscal year ended March 31, 2009.

Total Revenues

Total Revenues for the three-month period ended December 31, 2009 (hereinafter “the third quarter”) decreased 6% to ¥227,941 million compared to the three-month period ended December 31, 2008.

Revenues from “direct financing leases” for the third quarter decreased 19% to ¥12,230 million and “interest on loans and investment securities” for the third quarter decreased 41% to ¥29,142 million compared to the same period of the previous fiscal year. These declines are in line with decreased balances of investment in direct financing leases and installment loans primarily in the Corporate Financial Services and Investment Banking segments as a result of stringent selection of new transactions, enhanced collections and reduction of real estate-related loans. The decrease in revenue is also attributed to the decline of interest on loans recorded as a result of the reclassification of ORIX Credit Corporation from a consolidated subsidiary to an equity method affiliate in July 2009. In the nine-month period ended December 31, 2009 (hereinafter “the third consolidated period”), revenues from direct financing leases and interest on loans and investment securities decreased 24% to ¥37,824 million and 33% to ¥102,967 million, respectively, compared to the same period of the previous fiscal year.

Revenues from “operating leases” for the third quarter were flat year on year at ¥69,769 million. Revenues increased due to the acquisition of rental properties, but was offset by a decline in precision measuring and other equipment rentals in the Maintenance Leasing segment due to decreased demand. In addition, revenues from overseas automobile leasing on a yen-equivalent basis were flat year on year. Revenues for the third consolidated period decreased 2% to ¥208,521 million compared to the same period of the previous fiscal year.

“Brokerage commissions and net gains (losses) on investment securities” for the third quarter improved to ¥1,805 million from a loss of ¥7,042 million during the same period of the previous fiscal year. Although revenues from alternative investments decreased compared to the same period of the previous fiscal year, gains on investment securities improved due mainly to an increase in gains on trading securities as a result of a recovery in the U.S. equity and bond markets. Revenues for the third consolidated period were ¥12,315 million compared to a loss of ¥8,160 million during the same period of the previous fiscal year.

“Life insurance premiums and related investment income” for the third quarter increased 5% to ¥26,776 million compared to the same period of the previous fiscal year. Life insurance premiums decreased for the life insurance operations due to the promotion of indemnity products such as individual term life and medical insurance. However, operating revenues from insurance-related investments continued the strong trend from the first quarter of this fiscal year due to the recovery of the financial and capital markets, recording an increase compared to the same period of the previous fiscal year. In the third consolidated period, life insurance premiums and related investment income decreased 5% to ¥83,965 million compared to the same period of the previous fiscal year.

“Real estate sales” for the third quarter decreased 20% to ¥14,606 million compared to the same period of the previous fiscal year resulting from a decrease in the number of condominiums delivered compared to the same period of the previous fiscal year. In the third consolidated fiscal period, real estate sales decreased 24% to ¥35,613 million compared to the same period of the previous fiscal year.

“Gains on sales of real estate under operating leases” mainly recorded in the Real Estate segment were ¥56 million in the third quarter. No gains on sales of real estate under operating leases were recorded during the same period of the previous fiscal year. In the third consolidated period, gains on sales of real estate under operating leases declined 88% to ¥2,310 million compared to the same period of the previous fiscal year.

“Other operating revenues” for the third quarter increased 2% to ¥73,557 million compared to the same period of the previous fiscal year. Although revenues from integrated facilities management decreased as a result of the sale of ORIX Facilities Corporation, previously included in the Real Estate Segment, to DAIKYO INCORPORATED in March 2009, revenues from advisory services in the U.S. increased. During the third consolidated period, other operating revenues decreased 6% to ¥208,509 million compared to the same period of the previous fiscal year.

Total Expenses

Total Expenses for the third quarter decreased 12% to ¥217,816 million compared to the same period of the previous fiscal year.

“Interest expense” for the third quarter decreased 27% to ¥19,838 million compared to the same period of the previous fiscal year due to decreased debt levels as a result of a continued reduction of interest-bearing debt and lower overseas funding costs in line with lower market interest rates. Interest expense for the third consolidated period decreased 20% to ¥63,332 million compared to the same period of the previous fiscal year.

“Costs of operating leases” for the third quarter were flat year on year at ¥47,843 million. Increased costs associated with increased assets in the Investment Banking and Real Estate segments were offset by decreases associated with a reduction in assets and the foreign exchange effects of a strong yen in the Overseas Business segment. Cost of operating leases for the third consolidated period remained flat year on year at ¥145,047 million.

“Life insurance costs” for the third quarter decreased 9% to ¥20,743 million compared to the same period of the previous fiscal year in line with the decrease in insurance premiums due to the promotion of the sale of indemnity products. Life insurance for the third consolidated period decreased 13% to ¥67,183 million compared to the same period of the previous fiscal year.

“Costs of real estate sales” for the third quarter decreased 16% to ¥14,185 million compared to the same period of the previous fiscal year due to fewer condominiums being delivered in the third quarter as compared to the same period of the previous fiscal year. Costs of real estate sales for the third consolidated period decreased 35% to ¥34,881 million compared to the same period of the previous fiscal year.

“Other operating expenses” for the third quarter decreased 12% to ¥37,120 million compared to the same period of the previous fiscal year mainly due to the sale of ORIX Facilities Corporation in March 2009. Other operating expenses for the third consolidated period decreased 14% to ¥109,208 million compared to the same period of the previous fiscal year.

“Selling, general and administrative expenses” for the third quarter decreased 2% to ¥60,397 million. Expenses increased in line with increased revenues from advisory services in the U.S., but these were offset through continued pursuit of company-wide cost reduction programs. Selling, general and administrative expenses for the third consolidated period decreased 6% to ¥177,023 million compared to the same period of the previous fiscal year.

“Provision for doubtful receivables and probable loan losses” for the third quarter decreased 59% to ¥9,339 million compared to the same period of the previous fiscal year. This decrease is mainly due to a decrease in provisions for installment loans to real estate-related companies. Provision for doubtful receivables and probable loan losses for the third consolidated period decreased 3% to ¥48,813 million compared to the same period of the previous fiscal year.

At the end of the third quarter, installment loans to real estate-related companies (excluding non-recourse loans by SPCs) accounted for ¥517,416 million, or 20% of all outstanding installment loans. Installment loans made to real estate-related companies are secured in most cases with real estate as collateral. Of this amount, loans individually evaluated for impairment were down to ¥173,028 million from ¥215,971 million on March 31, 2009, however the valuation allowance for this amount increased to ¥55,433 million from ¥47,592 million on March 31, 2009. The increase in the valuation allowance was caused by a decrease in the collectability of existing loans individually evaluated for impairment, resulting mainly from the deterioration of collateral value for these loans due to a decline in real estate prices.

“Write-downs of long-lived assets” were ¥3,172 million in the third quarter, nearly double the amount from the same period of the previous fiscal year. This is primarily due to write-downs of real estate under development in the Real Estate segment. Write downs of long-lived assets for the third consolidated period were ¥3,470 million, nearly double the amount from the same period of the previous fiscal year.

“Write-downs of securities” for the third quarter decreased 14% to ¥4,194 million compared to the same period of the previous fiscal year. Write-downs were primarily recorded for domestic and overseas equity investments. Write-downs of securities for the third consolidated period decreased 2% to ¥10,279 million.

As a result of the foregoing changes, an operating profit of ¥10,125 million was recorded in the third quarter compared to an operating loss of ¥5,173 million during the same period of the previous fiscal year. Operating income in the third consolidated period decreased 39% to ¥31,451 million compared to the same period of the previous fiscal year.

Net Income Attributable to ORIX Corporation

Net Income Attributable to ORIX Corporation for the third quarter was ¥7,283 million compared to a loss of ¥41,943 million in the same period of the previous fiscal year.

“Equity in net income (loss) of affiliates” for the third quarter was ¥4,715 million in profit, up from a loss of ¥53,810 million in the same period of the previous fiscal year. A loss recorded in the previous fiscal year was due to losses stemming from the deteriorated financial conditions and decreases in stock prices of equity-method affiliates in Japan. Equity in net income (loss) of affiliates for the third consolidated period was ¥177 million, up from a loss of ¥32,240 million during the same period of the previous fiscal year.

“Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net” was a loss of ¥224 million, an improvement from a loss of ¥4,646 million during the same period of the previous fiscal year. A loss was recorded on during the third quarter of the previous fiscal year as a result of dilution of equity interests of Fuji Fire and Marine Insurance Co., Ltd due to a third party allocation of new shares. Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net for the third consolidated period was ¥6,069 million, up from a loss of ¥4,879 million during the same period of the previous fiscal year.

As a result of the foregoing changes, income before income taxes for the third quarter was ¥14,616 million, up from a loss of ¥63,629 million during the same period of the previous fiscal year. Income before income taxes for the third consolidated period was ¥37,697 million, a 164% increase compared to the same period of the previous fiscal year.

“Discontinued operations, net of applicable tax effect” in the third quarter increased 51% to ¥829 million compared to the same period of the previous fiscal year primarily due to an increase in gains on sales of real estate under operating leases in Japan. Discontinued operations, net of applicable tax effect for the third consolidated period decreased 34% to ¥7,811 million compared to the same period of the previous fiscal year.

Net income attributable to ORIX Corporation for the third quarter was ¥7,283 million, up from a loss of ¥41,943 million during the same period of the previous fiscal year. Net income attributable to ORIX Corporation for the third consolidated period increased 106% to ¥27,433 million compared to the same period of the previous fiscal year.

Segment Information

Segment profits and losses* for the third quarter were as follows. The Real Estate and Maintenance Leasing segments experienced a decrease in profits compared to the same period of the previous fiscal year and the Corporate Financial Services and Investment Banking segments recorded a decrease in losses. The Retail and Overseas Business segments recorded gains in profits.

*	The Company evaluates performance based on quarterly income before income taxes and discontinued operations as well as results of discontinued operations and net income attributable to the noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Segment information for the third quarter is as follows.

Corporate Financial Services Segment

This segment is involved in lending, leasing, commission business for the sale of financial products, and environment-related businesses.

Segment revenues for the third quarter decreased 22% to ¥26,647 million compared to the same period of the previous fiscal year. The average balances of investment in direct financing leases and installment loans decreased 27% compared to the same period of the previous fiscal year resulting from the stringent selection of new transactions and enhanced collections in advance. Segment revenues for the third consolidated period decreased 18% to ¥85,477 million compared to the same period of the previous fiscal year.

Segment expenses for the third quarter decreased compared to the same period of the previous fiscal year due to a significant decrease in provisions for doubtful receivables and probable loan losses resulting from a substantial decline in the number of new occurrences of non-performing assets since its peak in the same period of the previous fiscal year and a decline in selling, general and administrative expenses.

As a result, the segment recorded a third quarter loss of ¥1,442 million, a significant improvement from the loss of ¥9,203 million during the same period of the previous fiscal year. The segment recorded a loss of ¥10,591 million for the third consolidated period compared to a loss of ¥2,058 million in the same period of the previous fiscal year.

Segment assets on December 31, 2009 decreased 17% to ¥1,312,109 million compared to March 31, 2009 due mainly to a decline in the balance of direct financing leases and installment loans for the reasons described above.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring equipment and IT-related equipment.

The maintenance leasing market continues to face a severe operating environment as demand from corporate clients in the automobile leasing business has decreased as part of broader cost reduction efforts and enterprises are decreasing capital expenditures in the rental business. However, the Maintenance Leasing Segment has maintained relatively stable revenues by capitalizing on ORIX’s position as the industry leader in terms of market share and by providing high value-added services to its customers.

Segment revenues for the third quarter decreased 6% to ¥55,175 million compared to the same period of the previous fiscal year as a result of the above-mentioned factors. Segment revenues for the third consolidated period decreased 5% to ¥167,558 million compared to the same period of the previous fiscal year.

Segment expenses for the third period decreased as a result of reduced maintenance costs and selling, general and administrative expenses. However, the decrease in segment expenses were minimal due to increased depreciation caused by a decline in residual auto value estimates, reflecting the sluggish secondary auto market.

As a result, segment profits for the third quarter decreased 16% to ¥6,023 million compared to the same period of the previous fiscal year. Segment profits for the third consolidated period decreased 24% to ¥16,726 million, achieving 67% of the initial fiscal year profit forecast of ¥25,000 million.

Segment assets on December 31, 2009 were down 11% to ¥574,640 million compared to March 31, 2009 due to a decrease in new transactions from weakening demand and sales of low performing assets.

Real Estate Segment

This segment consists of development and rentals of commercial real estate and office buildings, condominium development and sales, hotel, golf course and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services.

The market for office buildings is still facing a high vacancy rate with a continued downward trend in average rental prices, while the metropolitan area condominium market has bottomed out, halting the trend in falling prices.

Under these circumstances, the condominium development business has seen a fall in profits due to a decrease in the number of condominiums delivered to 372 units for the third quarter from 513 units in the same quarter for the previous fiscal year. The Company has restarted new condominium development with thorough market research in an environment with reduced inventories, declining construction costs and fewer competitors. Moreover activity among medium-sized and larger properties remains stagnant. Under these circumstances, gains on sales of real estate under operating leases in the third quarter remained at a similar low level as the same period of the previous fiscal year. In addition revenues and expenses from the integrated facilities management services declined as a result of the transfer of shares of ORIX Facilities Corporation in March 2009.

As a result, segment revenues for the third quarter decreased 14% to ¥49,139 million compared to the same period of the previous fiscal year, while segment profits for the third quarter decreased 75% to ¥187 million compared to the same period of the previous fiscal year. Segment revenues for the third consolidated fiscal period decreased 28% to ¥145,079 million compared to the same period of the previous fiscal year and segment profits decreased 73% to ¥10,915 million compared to the same period of the previous fiscal year. Segment profits have achieved 55% of the initial fiscal year forecast of ¥20,000 million so far.

Segment assets as of December 31, 2009 declined 5% to ¥1,121,841 million compared to March 31, 2009 resulting mainly from the decrease in inventories related to the condominium development business.

Investment Banking Segment

This segment consists of real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, and venture capital.

Due to the continued stagnation of the entire real estate-related finance market, non-recourse loans, which are mainly made for large scale real estate projects, and the CMBS market remains sluggish.

Segment revenues for the third quarter decreased 12% to ¥18,227 million compared to the same period of the previous fiscal year. This is mainly due to a 24% decrease in the average balances of installment loans and investment in securities (including specified bonds issued by SPEs) compared to the same period of the previous fiscal year resulting from a focus on collections and a reduction of new business transactions in the real estate finance business, reflecting the above-mentioned business environment.

Segment expenses for the third quarter were down compared to the same period of the previous fiscal year due mainly to a decrease in provisions for doubtful receivables and probable loan losses.

Equity in net income (loss) of affiliates has steadily recovered since the third quarter of the previous fiscal year, when a significant write-down was recorded and has returned to profitability in the third quarter.

As a result, the segment recorded a third quarter loss of ¥2,775 million compared to a loss of ¥59,627 million in the same period of the previous fiscal year, maintaining the trend of decreased losses since the third quarter of the previous fiscal year. The segment recorded a loss of ¥16,520 million for the third consolidated fiscal period, from a loss of ¥47,301 million during the same period of the previous fiscal year.

Segment assets were down 6% to ¥1,246,423 million compared to March 31, 2009. Regarding non-performing finance-related assets, real estate collateral has been acquired in some cases in order to maximize collections by capitalizing on ORIX’s real estate value chain and there is a shift toward a scheme where revenues and risks can be controlled independently.

Retail Segment

This segment consists of the trust and banking business, the life insurance operations, the securities brokerage and the card loan business operated by an affiliate.

Profits rose in the trust and banking business compared to the same period of the previous fiscal year due to an increase in revenues from installment loans and a decrease in provisions for doubtful receivables and probable loan losses. In order to target future growth, the trust and banking business has diversified its loan portfolio by strengthening its corporate finance operations to complement its mortgage loans to individuals, and has steadily increased its deposit base. In the life insurance business, insurance-related gains improved due to increased contracts for new products while insurance-related investment income improved as a result of improvements in the financial markets compared to the same period of the previous fiscal year. In the securities brokerage business, which is mainly online brokerage, brokerage commissions were down compared to the same period of the previous fiscal year as a result of intensifying competition to reduce commissions. In the card loan business, a 51% stake of ORIX Credit Corporation was transferred to Sumitomo Mitsui Banking Corporation (SMBC) on July 1, 2009. As a result, a gain on sale of subsidiary was recorded during the second quarter of the current fiscal year. Beginning in the third quarter, income from ORIX Credit is recorded as equity in net income (loss) of affiliates.

As a result, segment revenues for the third quarter decreased 18% to ¥35,016 million compared to the same period of the previous fiscal year. However, segment profits for the third quarter increased 68% to ¥5,122 million compared to the same period of the previous fiscal year. Segment profits for the third consolidated period are on a stable trend, having increased 77% to ¥19,942 million compared to the same period of the previous fiscal year, nearly achieving the initial fiscal year profit forecast of ¥20,000 million.

Segment assets on December 31, 2009 were down 4% to ¥1,485,195 million compared to March 31, 2009 due to a significant decrease in the balance of installment loans from the card loan business, although this was partially offset by an increase in both investment in affiliates and investment in securities.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the U.S., Asia, Oceania and Europe.

Segment revenues for the third quarter increased 47% to ¥47,407 million compared to the same period of the previous fiscal year. In the U.S., net gains on investment securities increased significantly as the bond and equity markets have recovered relative to the previous fiscal year. However, revenues from installment loans and direct financing leases were down due to decreases in average balances of installment loans and direct financing leases.

In the U.S., provisions for doubtful receivables and probable loan losses increased, but are within the assumed scope. Segment expenses decreased as interest expense for the third quarter declined primarily due to a decrease in the average balance of interest-bearing debt, in addition to a lower market interest rates.

Segment profits for the third quarter were ¥7,436 million, up from a loss of ¥2,055 million in the same period of the previous fiscal year. Segment profits for the third consolidated period increased 2.4 times to ¥28,925 million compared to the same period of the previous fiscal year. This has significantly eclipsed the initial fiscal year profit forecast of ¥15,000 million.

Segment assets on December 31, 2009 decreased 8% to ¥875,109 million compared to March 31, 2009. Investment in securities increased primarily in the U.S. However there was an overall decrease in segment assets as installment loans and investments in direct financing and operating leases decreased from the cautious stance toward new transactions and the foreign exchange effects of a strong yen.

(2) Financial Condition

	Fiscal period ended December 31, 2009	Fiscal year ended March 31, 2009	Change	Year on Year Change
Total Assets (millions of yen)	7,958,356	8,369,736	(411,380)	(5)%
(Segment Assets)	6,615,317	7,232,671	(617,354)	(9)%
Total Liabilities (millions of yen)	6,636,873	7,158,743	(521,870)	(7)%
(Long- and Short-term Debt)	4,667,761	5,252,012	(584,251)	(11)%
(Deposits)	806,995	667,627	139,368	21%
Shareholders’ Equity (millions of yen)	1,276,577	1,167,530	109,047	9%
Shareholders’ Equity Per Share (yen)	11,880.10	13,059.59	(1,179.49)	(9)%

Total assets on December 31, 2009 decreased 5% to ¥7,958,356 million from ¥8,369,736 million on March 31, 2009. Investment in operating leases increased due to the acquisition of real estate under operating leases and investment in securities also increased due to the purchase of corporate bond securities mainly in the Retail segment. However, installment loans and investment in direct financing leases decreased due to the stringent selection of new transactions and enhanced collections. In addition, installment loans decreased and investment in affiliates increased as a result of the change in status of ORIX Credit Corporation from consolidated subsidiary to equity-method affiliate. Furthermore, segment assets were down 9% to ¥6,615,317 million compared to March 31, 2009.

Long- and short-term debt levels as of December 31, 2009 have decreased compared to March 31, 2009 as a result of continued reductions in interest-bearing liabilities. However, deposits have increased compared to March 31, 2009 in accordance with ORIX’s expansion into corporate lending in its trust and banking business.

Shareholders’ equity increased 9% to ¥1,276,577 million compared to the fiscal year ended March 31, 2009. The financial base was strengthened as a result of ¥83 billion of capital raised through the issuance of new shares in July 2009.

(3) Liquidity and Capital Resources

ORIX Group requires capital resources at all times for maintaining working capital. We have put our main emphasis on ensuring stable funding and reducing our funding costs by diversifying our funding methods and sources. We strive for timely and flexible capital resource procurement by monitoring the funding requirements of our sales and investment operations and the balance between funding supply and our funding needs. We also monitor various market trends including the willingness of financial institutions to lend money in the market, investment trends of investors, and so on.

ORIX Group’s funding from long- and short-term debt and acceptance of deposits on a consolidated basis was ¥5,475 billion as of December 31, 2009.

ORIX Group’s funding consists mainly of borrowings from financial institutions and funding from capital markets. Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies, consisting of approximately 230 institutions. Funding from the capital markets was composed of the issuance of ORIX straight bonds, commercial paper (CP), medium-term notes issued by ORIX and three overseas subsidiaries, the securitization of operating assets and unsecured convertible bonds with stock acquisition rights. The ratio of funding from capital markets to total debt including deposits was 34% as of December 31, 2009.

In response to the remaining market risk, we have been implementing various measures to stabilize our financial condition such as decreasing interest bearing debt to improve our debt-to-equity ratio, and increasing the average debt maturity, as well as retaining excess liquidity through cash and deposits to decrease short-term liquidity risk. We also raised approximately ¥83 billion in July 2009 through the issuance of new shares (18 million shares), which has been used for new investments and reduction of debt, and in December 2009, we raised approximately of 55 billion yen through two issuances of domestic corporate bonds.

Debt

(a) Short-term debt

	December 31, 2009 (Millions of yen)	March 31, 2009 (Millions of yen)
Borrowings from financial institutions	399,820	568,676
Commercial paper	315,664	225,991
Medium-term notes	19,550	3,500

Total	735,034	798,167

Short-term debt on December 31, 2009 was ¥735,034 million, 16% of the total amount of debt compared to 15% at March 31, 2009.

Cash and cash equivalent, time deposits and available amount of the committed credit facilities on December 31, 2009 totaled ¥1,044,555 million, which was more than three times the amount of outstanding CP balance on December 31, 2009 of ¥315,664 million.

(b) Long-term debt

	December 31, 2009 (Millions of yen)	March 31, 2009 (Millions of yen)
Borrowings from financial institutions	2,404,209	2,676,129
Bonds	1,208,326	1,319,354
Medium-term notes	96,589	99,393
Payable under securitized lease and loan receivables	223,603	358,969

Total	3,932,727	4,453,845

Long-term debt on December 31, 2009 was ¥3,932,727 million, 84% of the total amount of debt compared to 85% on March 31, 2009. As of December 31, 2009, 61% of long-term debt consisted of borrowings from financial institutions.

(c) Deposits

	December 31, 2009 (Millions of yen)	March 31, 2009 (Millions of yen)
Deposits	806,995	667,627

Apart from the short-term and long-term debt noted above, ORIX Trust and Banking Corporation and ORIX Asia Limited accept deposits. The balance of deposits on December 31, 2009 was ¥806,995 million, an increase of 21% or ¥139,368 million as compared to March 31, 2009.

(4) Summary of Cash Flows

Cash and cash equivalents increased as of December 31, 2009 by ¥87,942 million to ¥680,794 million compared to September 30, 2009.

Cash flows from operating activities used ¥1,924 million during the third quarter, having provided ¥59,461 million in the same period of previous fiscal year, as a result of the increase in trading securities compared to the same period of the previous fiscal year and adjustment of net income such as depreciation and amortization and provision for doubtful receivables and probable loan losses, despite an increase in net income compared to the same period of the previous fiscal year.

Cash flows from investing activities provided ¥43,869 million during the third quarter, having provided ¥95,964 million in the same period of the previous fiscal year, due to decreases in purchases of lease equipment and installment loans made to customers reflecting a policy of stringent selection of new transactions, and due to decrease in principal collected on installment loans resulting from decrease in loan balances.

Cash flows from financing activities provided ¥42,754 million during the third quarter, having used ¥77,736 million during the same period of the previous fiscal year, due to reduction of interest-bearing debt.

Cash balance has increased and cash management is stable resulting from investing and financing activities providing cash inflows.

(5) Challenges to be addressed

There were not any significant changes for the three months ended December 31, 2009.

(6) Research and Development Activity

There were not any significant changes for the three months ended December 31, 2009.

6. Overview of Facilities

(1) Facilities for Rent

(a) New equipment acquisitions

In association with the operating lease business, the Company and its subsidiaries own facilities for rent. New equipment acquisitions were ¥38,735 million for the three months ended December 31, 2009.

(b) Details of facilities for rent

Details of facilities for rent at December 31, 2009 are as follows:

	Millions of yen	Composition ratio
Transportation equipment	576,969	34.9%
Measuring and information-related equipment	171,702	10.4
Real estate	883,398	53.5
Other	19,436	1.2

Subtotal	1,651,505	100.0%
Accumulated depreciation	(391,746)	—

Net	1,259,759	—

Accrued rental receivables	17,557	—

Total	1,277,316	—

For the three months ended December 31, 2009, the Company and its subsidiaries wrote down certain facilities for rent to their fair value under the provisions of ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”). For further information on the write-downs, see Note 12 “Write-Downs of Long-Lived Assets”.

(c) Plans for acquisition and disposal of facilities

For the three months ended December 31, 2009, there were not any significant changes in acquisition and disposal of facilities.

(2) Office Facilities and Facilities for Operation Other than for Rent

(a) Overview of facilities not for rent

The Company and its subsidiaries own the following facilities:

Head-office buildings

Facilities for welfare

Facilities for management such as golf courses and training facilities

(b) Status of main facilities not for rent

i) The Company

For the three months ended December 31, 2009, there were not any significant changes of major facilities.

ii) Subsidiaries in Japan

For the three months ended December 31, 2009, there were not any significant changes of major facilities.

iii) Overseas subsidiaries

For the three months ended December 31, 2009, there were not any significant changes of major facilities.

(c) Plans for acquisition and disposal of facilities not for rent

For the three months ended December 31, 2009, there were not any significant changes in acquisition and disposal of facilities not for rent.

7. Company Stock Information

(1) Information of Outstanding Shares, Common Stock and Additional Paid-in Capital

The information of the number of outstanding shares, the amount of common stock and additional paid-in capital for the three months ended December 31, 2009 is as follows:

In thousands		Millions of yen
Number of outstanding shares		Common stock		Additional paid-in capital
Increase, net	December 31, 2009	Increase, net	December 31, 2009	Increase, net	December 31, 2009
—	110,218	—	143,899	—	171,078

Note: *1	Additional paid-in capital represented as shown above is based on Japanese GAAP.

(2) Condition of Major Shareholders

(a) On the list of shareholders as of December 31, 2009, NORTHERN TRUST CO. AVFC RE FIDELITY FUNDS became a major shareholder, while Morgan Stanley & Co. Inc which was a major shareholder at September 30, 2009 was not a major shareholder.

	Number of shares held (in thousands)	Percentage of total shares issued
Name
Address
NORTHERN TRUST CO. AVFC RE FIDELITY FUNDS
50 BANK STREET CANARY WHARF LONDON E14 5NT, UK	1,695	1.54%

(b) AllianceBernstein L.P. and AllianceBernstein Japan Ltd. jointly filed an amended report as required under Japanese regulations on November 11, 2009 that shows their share holdings of the Company as of November 6, 2009. The reported number of shares held is not able to be confirmed substantially against the list of shareholders as of December 31, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares issued
AllianceBernstein L.P.	11,725	10.64%
AllianceBernstein Japan Ltd.	1,006	0.91

Total	12,731	11.55%

(c) Fidelity Investments Japan Limited and FMR LLC jointly filed an amended report as required under Japanese regulations on December 16, 2009 that shows their share holdings of the Company as of December 9, 2009. The reported number of shares held is not able to be confirmed substantially against the list of shareholders as of December 31, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Fidelity Investments Japan Limited	7,611	6.91%
FMR LLC	7,599	6.90

Total	15,211	13.80%

(d) JPMorgan Asset Management (Japan) Limited., JPMorgan Asset Management (UK) Limited, Highbridge Capital Management (Hong Kong), Limited and J.P.Morgan Securities Ltd. jointly filed an amended report as required under Japanese regulations on December 22, 2009 that shows their share holdings of the Company as of December 15, 2009. The reported number of shares held is not able to be confirmed substantially against the list of shareholders as of December 31, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares issued
JPMorgan Asset Management (Japan) Limited.	5,728	5.20%
JPMorgan Asset Management (UK) Limited	320	0.29
Highbridge Capital Management (Hong Kong), Limited	539	0.49
J.P.Morgan Securities Ltd.	453	0.41

Total	7,041	6.39%

8. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	Millions of yen
Assets	December 31, 2009	March 31, 2009
Cash and Cash Equivalents	680,794	459,969
Restricted Cash	143,435	128,056
Time Deposits	760	680
Investment in Direct Financing Leases	791,766	914,444
Installment Loans	2,618,561	3,304,101
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(157,067)	(158,544)
Investment in Operating Leases	1,277,316	1,226,624
Investment in Securities	1,013,090	926,140
Other Operating Assets	186,851	189,560
Investment in Affiliates	373,572	264,695
Other Receivables	227,817	228,581
Inventories	159,460	197,960
Prepaid Expenses	34,959	34,571
Office Facilities	89,060	86,945
Other Assets	517,982	565,954

Total Assets	7,958,356	8,369,736

	Millions of yen
Liabilities and Equity	December 31, 2009	March 31, 2009
Liabilities:
Short-Term Debt	735,034	798,167
Deposits	806,995	667,627
Trade Notes, Accounts Payable and Other Liabilities	334,747	370,310
Accrued Expenses	92,700	96,662
Policy Liabilities	409,481	442,884
Current and Deferred Income Taxes	151,507	160,358
Security Deposits	173,682	168,890
Long-Term Debt	3,932,727	4,453,845

Total Liabilities	6,636,873	7,158,743

Redeemable Noncontrolling Interests	25,841	25,396

Commitments and Contingent Liabilities
Equity:
Common Stock	143,899	102,216
Additional Paid-in Capital	178,925	136,313
Retained Earnings	1,094,495	1,071,919
Accumulated Other Comprehensive Income (Loss)	(91,182)	(92,384)
Treasury Stock, at Cost	(49,560)	(50,534)

Total ORIX Corporation Shareholders’ Equity	1,276,577	1,167,530

Noncontrolling Interests	19,065	18,067

Total Equity	1,295,642	1,185,597

Total Liabilities and Equity	7,958,356	8,369,736

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Revenues:
Direct financing leases	49,733	37,824
Operating leases	213,489	208,521
Interest on loans and investment securities	152,556	102,967
Brokerage commissions and net gains (losses) on investment securities	(8,160)	12,315
Life insurance premiums and related investment income	88,440	83,965
Real estate sales	46,943	35,613
Gains on sales of real estate under operating leases	18,562	2,310
Other operating revenues	222,590	208,509

Total revenues	784,153	692,024

Expenses:
Interest expense	79,503	63,332
Costs of operating leases	145,524	145,047
Life insurance costs	77,470	67,183
Costs of real estate sales	53,621	34,881
Other operating expenses	126,927	109,208
Selling, general and administrative expenses	188,149	177,023
Provision for doubtful receivables and probable loan losses	50,327	48,813
Write-downs of long-lived assets	1,596	3,470
Write-downs of securities	10,442	10,279
Foreign currency transaction loss (gain), net	(795)	1,337

Total expenses	732,764	660,573

Operating Income	51,389	31,451

Equity in Net Income (Loss) of Affiliates	(32,240)	177
Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	(4,879)	6,069

Income before Income Taxes and Discontinued Operations	14,270	37,697
Provision for Income Taxes	11,723	15,667

Income from Continuing Operations	2,547	22,030

Discontinued Operations:
Income from discontinued operations, net	20,208	11,897
Provision for income taxes	(8,298)	(4,086)

Discontinued operations, net of applicable tax effect	11,910	7,811

Net Income	14,457	29,841

Net Income Attributable to the Noncontrolling Interests	925	566

Net Income Attributable to the Redeemable Noncontrolling Interests	209	1,842

Net Income Attributable to ORIX Corporation	13,323	27,433

Per Share Data (Unaudited)

	Yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Earnings Per Share Net Income Attributable to ORIX Corporation-Basic:
Income from Continuing Operations	16.63	195.30
Discontinued Operations	133.24	78.40
Net Income Attributable to ORIX Corporation	149.87	273.70

Earnings Per Share Net Income Attributable to ORIX Corporation-Diluted:
Income from Continuing Operations	16.61	168.75
Discontinued Operations	129.98	64.51
Net Income Attributable to ORIX Corporation	146.59	233.26

	Millions of yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Revenues:
Direct financing leases	15,158	12,230
Operating leases	68,818	69,769
Interest on loans and investment securities	49,034	29,142
Brokerage commissions and net gains (losses) on investment securities	(7,042)	1,805
Life insurance premiums and related investment income	25,477	26,776
Real estate sales	18,246	14,606
Gains on sales of real estate under operating leases	—	56
Other operating revenues	72,321	73,557

Total revenues	242,012	227,941

Expenses:
Interest expense	27,027	19,838
Costs of operating leases	48,025	47,843
Life insurance costs	22,784	20,743
Costs of real estate sales	16,818	14,185
Other operating expenses	41,980	37,120
Selling, general and administrative expenses	61,678	60,397
Provision for doubtful receivables and probable loan losses	22,856	9,339
Write-downs of long-lived assets	1,596	3,172
Write-downs of securities	4,859	4,194
Foreign currency transaction loss (gain), net	(438)	985

Total expenses	247,185	217,816

Operating Income (Loss)	(5,173)	10,125

Equity in Net Income (Loss) of Affiliates	(53,810)	4,715
Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	(4,646)	(224)

Income (Loss) before Income Taxes and Discontinued Operations	(63,629)	14,616
Provision for Income Taxes	(20,884)	6,092

Income (Loss) from Continuing Operations	(42,745)	8,524

Discontinued Operations:
Income from discontinued operations, net	850	1,330
Provision for income taxes	(300)	(501)

Discontinued operations, net of applicable tax effect	550	829

Net Income (Loss)	(42,195)	9,353

Net Income Attributable to the Noncontrolling Interests	231	1,307

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(483)	763

Net Income (Loss) Attributable to ORIX Corporation	(41,943)	7,283

Per Share Data (Unaudited)

	Yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Earnings Per Share Net Income (Loss) Attributable to ORIX Corporation-Basic:
Income (Loss) from Continuing Operations	(478.70)	60.22
Discontinued Operations	5.98	7.55
Net Income (Loss) Attributable to ORIX Corporation	(472.72)	67.77

Earnings Per Share Net Income (Loss) Attributable to ORIX Corporation-Diluted:
Income (Loss) from Continuing Operations	(478.70)	52.56
Discontinued Operations	5.98	6.27
Net Income (Loss) Attributable to ORIX Corporation	(472.72)	58.83

(3) Consolidated Statement of Comprehensive Income

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Net Income	14,457	29,841

Other Comprehensive Income (Loss):
Net change of unrealized gains (losses) on investment in securities	(45,730)	12,834
Net change of defined benefit pension plans	(229)	605
Net change of foreign currency translation adjustments	(32,108)	(12,939)
Net change of unrealized gains (losses) on derivative instruments	(289)	(1,548)
Total	(78,356)	(1,048)

Comprehensive Income (Loss)	(63,899)	28,793

Comprehensive income (loss) attributable to the noncontrolling interests	852	(377)

Comprehensive income (loss) attributable to the redeemable noncontrolling interests	(2,395)	148

Comprehensive Income (Loss) Attributable to ORIX Corporation	(62,356)	29,022

	Millions of yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Net Income (Loss)	(42,195)	9,353

Other Comprehensive Income (Loss):
Net change of unrealized gains (losses) on investment in securities	(17,136)	(234)
Net change of defined benefit pension plans	(58)	112
Net change of foreign currency translation adjustments	(33,951)	5,064
Net change of unrealized gains (losses) on derivative instruments	(332)	(482)
Total	(51,477)	4,460

Comprehensive Income (Loss)	(93,672)	13,813

Comprehensive income attributable to the noncontrolling interests	160	1,311

Comprehensive income (loss) attributable to the redeemable noncontrolling interests	(3,683)	1,323

Comprehensive Income (Loss) Attributable to ORIX Corporation	(90,149)	11,179

(4) Consolidated Statement of Changes in Equity

Nine months ended December 31, 2009

	Millions of yen
	ORIX Corporation Shareholders
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	102,216	136,313	1,071,919	(92,384)	(50,534)	1,167,530	18,067	1,185,597

Issuance of common stock	41,677	41,347				83,024		83,024
Contribution to subsidiaries							2,069	2,069
Transaction with noncontrolling interests		12		(387)		(375)	142	(233)
Adjustments to apply “Contracts in entity’s own equity”			1,758			1,758		1,758
Comprehensive income (loss)
Net income			27,433			27,433	566	27,999
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				12,832		12,832	2	12,834
Net change of defined benefit pension plans				612		612	(7)	605
Net change of foreign currency translation adjustments				(10,318)		(10,318)	(927)	(11,245)
Net change of unrealized gains (losses) on derivative instruments				(1,537)		(1,537)	(11)	(1,548)

Total						1,589	(943)	646

Comprehensive income (loss)						29,022	(377)	28,645

Cash dividends			(6,261)			(6,261)	(836)	(7,097)
Conversion of convertible bond	6	6				12		12
Compensation cost of stock options		511				511		511
Acquisition of treasury stock					(2)	(2)		(2)
Disposal of treasury stock			(531)		821	290		290
Other, net		736	177		155	1,068		1,068

Ending balance	143,899	178,925	1,094,495	(91,182)	(49,560)	1,276,577	19,065	1,295,642

Nine months ended December 31, 2008

	Millions of yen
	ORIX Corporation Shareholders
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	102,107	135,159	1,083,439	(19,295)	(33,493)	1,267,917	17,229	1,285,146

Contribution to subsidiaries							1,246	1,246
Transaction with noncontrolling interests							(1,223)	(1,223)
Comprehensive income (loss)
Net income			13,323			13,323	925	14,248
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(45,651)		(45,651)	(1)	(45,652)
Net change of defined benefit pension plans				(229)		(229)		(299)
Net change of foreign currency translation adjustments				(29,510)		(29,510)	(72)	(29,582)
Net change of unrealized gains (losses) on derivative instruments				(289)		(289)		(289)

Total						(75,679)	(73)	(75,752)

Comprehensive income (loss)						(62,356)	852	(61,504)

Cash dividends			(23,529)			(23,529)	(522)	(24,051)
Exercise of warrants, stock acquisition rights and stock options	109	108			26	243		243
Compensation cost of stock options		1,046				1,046		1,046
Acquisition of treasury stock					(29,294)	(29,294)		(29,294)
Other, net		316		(1)	60	375		375

Ending balance	102,216	136,629	1,073,233	(94,975)	(62,701)	1,154,402	17,582	1,171,984

*	Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 8 “Redeemable Noncontrolling Interests”.

(5) Condensed Consolidated Statements of Cash Flows

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Cash Flows from Operating Activities:
Net income	14,457	29,841
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	140,550	126,945
Provision for doubtful receivables and probable loan losses	50,327	48,813
Decrease in policy liabilities	(30,941)	(33,403)
(Gains) losses from securitization transactions	188	(95)
Equity in net (income) loss of affiliates (excluding interest on loans)	32,240	1,027
(Gains) losses on sales of subsidiaries and affiliates and liquidation losses, net	4,879	(6,069)
Gains on sales of available-for-sale securities	(1,806)	(5,128)
Gains on sales of real estate under operating leases	(18,562)	(2,310)
Gains on sales of operating lease assets other than real estate	(6,010)	(5,632)
Write-downs of long-lived assets	1,596	3,470
Write-downs of securities	10,442	10,279
Decrease in restricted cash	14,460	931
Decrease in loans held for sale	20,543	1,052
Decrease (increase) in trading securities	15,361	(29,363)
Decrease in inventories	10,776	24,866
Increase in prepaid expenses	(5,109)	(370)
Decrease in accrued expenses	(23,386)	(2,069)
Increase (decrease) in security deposits	3,183	(1,392)
Other, net	(47,833)	(62,344)

Net cash provided by operating activities	185,355	99,049

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Cash Flows from Investing Activities:
Purchases of lease equipment	(693,330)	(276,722)
Principal payments received under direct financing leases	332,984	257,496
Net proceeds from securitization of lease receivables, loan receivables and securities	34,341	18,183
Installment loans made to customers	(855,491)	(445,595)
Principal collected on installment loans	1,091,457	703,797
Proceeds from sales of operating lease assets	127,906	90,951
Investment in affiliates, net	(6,257)	(11,044)
Proceeds from sales of investment in affiliates	1,933	12,530
Purchases of available-for-sale securities	(228,978)	(286,432)
Proceeds from sales of available-for-sale securities	169,520	143,984
Proceeds from redemption of available-for-sale securities	102,141	101,671
Purchases of held-to-maturity securities	—	(43,748)
Purchases of other securities	(68,299)	(10,384)
Proceeds from sales of other securities	24,584	19,646
Purchases of other operating assets	(11,636)	(3,234)
Acquisitions of subsidiaries, net of cash acquired	(4,243)	(10,218)
Sales of subsidiaries, net of cash disposed	28	126,721
Other, net	(32,818)	8,618

Net cash provided by (used in) investing activities	(16,158)	396,220

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(283,673)	(54,548)
Proceeds from debt with maturities longer than three months	1,877,135	734,902
Repayment of debt with maturities longer than three months	(1,776,171)	(1,195,556)
Net increase in deposits due to customers	127,578	139,477
Issuance of common stock	217	83,036
Dividends paid	(23,529)	(6,261)
Net increase in call money	13,500	21,600
Acquisition of treasury stock	(29,294)	(2)
Other, net	86	976

Net cash used in financing activities	(94,151)	(276,376)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(7,261)	1,932

Net Increase in Cash and Cash Equivalents	67,785	220,825
Cash and Cash Equivalents at Beginning of Year	320,655	459,969

Cash and Cash Equivalents at End of Period	388,440	680,794

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with requirements of accounting principles, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements based on terms, formats and preparations pursuant to the rules regarding issuing American Depositary Receipts and registered with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate lease or loan are being deferred and amortized as yield adjustments over the life of related direct financing lease or loan by using interest method.

On the other hand, under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using either the declining-balance basis or straight-line basis.

(c) Accounting for life insurance operations

Based on ASC 944 (“Financial Services—Insurance”), certain costs associated with writing insurances or, deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, although policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under U.S. GAAP, these are calculated by the methodology which relevant authorities accept, under Japanese GAAP.

(d) Accounting for business combinations, goodwill and other intangible assets

Under U.S. GAAP, all business combinations are accounted for using the purchase method. Accounting for business combinations using the pooling of interest method is no longer allowed.

Goodwill and intangible assets that have indefinite useful lives are not amortized, but are tested at least annually for impairment.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply ASC 715 (“Compensation- Retirement Benefits”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial loss is amortized using a corridor test. The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets.

Under Japanese GAAP, the unrealized net actuarial loss is fully amortized over a certain term within the average remaining service period of employees expected to receive related benefits. The pension liabilities are recorded for the difference between the plan assets and the benefit obligation, net of unrecognized prior service cost and net actuarial loss, on the consolidated balance sheets.

(f) Reporting on discontinued operations

Under U.S. GAAP, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the financial results of discontinued operations and disposal gain or loss are presented as a separate line from continuing operations less applicable income taxes in the consolidated statements of income. The results of discontinued operations were reclassified as income from discontinued operations in each prior year in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented from continuing operations. Prior consolidated financial statements were not reclassified.

(g) Net Income in consolidated statements of income

Under U.S. GAAP, net income consists of net income attributable to the parent and net income attributable to the noncontrolling interests. Each of them are separately stated in the consolidated statements of income.

Under Japanese GAAP, net income attributable to the minority interests is not included in net income.

(h) Comprehensive income

Under U.S. GAAP, comprehensive income is required to be disclosed and it is separately stated in the consolidated financial statements.

Under Japanese GAAP, comprehensive income is not required to be disclosed.

(i) Partial sale and additional acquisition of in the parent’s ownership interest

Under U.S. GAAP, partial sale and additional acquisition of the parent’s ownership interest that retain controlling are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, partial sale of the parent’s ownership interest that retain controlling are accounted for as profit-loss transactions and additional acquisition of the parent’s ownership interest are accounted for as business combination. On the other hand, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold recognized in income but the gain or loss on the remeasurement to fair value of the interest retained does not recognized.

(j) Segment information

In accordance with ASC 280- 10 (“Segment Reporting”), segment financial information is based on that which is regularly used by management for evaluating segment performance and deciding how to allocate resources.

Japanese GAAP requires disclosure of the information according to the kind of enterprise on the basis of products, the information according to location on the basis of the location of a selling agency, and the overseas sales information on the basis of a customer’s location.

(k) Classification in consolidated statement of cash flows

Classification in the statement of cash flows under U.S. GAAP is based on ASC 230 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

2. Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. For certain entities where the Company holds majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to ASC 810-10-25-2 to 14 (“Consolidation—The effect of Minority Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified nine areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the determination of impairment of goodwill and intangible assets not subject to amortization (see (w)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transition price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is depending upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is stated at cost less accumulated depreciation, which was ¥391,746 million and ¥358,616 million at December 31, 2009 and March 31, 2009, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of property management or other participation in performance of the lease asset. Where the Company or its subsidiaries have continuing involvement with the cash flows from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as “Gains on sales of real estate under operating leases” whereas if the Company or its subsidiaries have no continuing involvement with the cash flows from such disposed real estate, the gains or losses are reported as “Discontinued operations-Income from discontinued operations, net.”

Estimates of residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal.

Interest payments received on loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely are recognized on cash basis method or recorded as reductions of principal if the timing and amount of cash flows expected to be collected are reasonably unable to be estimated.

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against past due interest until qualifying for a return to accrual status and then any surpluses are taken to income.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortizes them over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

Amortization charged to income for the nine months ended December 31, 2008 and 2009 amounted to ¥7,983 million and ¥8,317 million respectively.

Amortization charged to income for the three months ended December 31, 2008 and 2009 amounted to ¥2,547 million and ¥2,364 million respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and the value of underlying collateral and guarantees. Generally, the valuation allowance for large balance non-homogeneous loans is individually assessed to determine whether the loan is impaired. If the loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loan if the loan is collateral-dependent. The allowance for losses on smaller-balance homogeneous loans, including individual housing loans which are not restructured, and lease receivables, is collectively evaluated, considering current economic conditions and trends, the value of underlying collateral and guarantees, prior charge-off experience, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”). Under ASC 360-10, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. In determining fair value, appraisals are prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the investor’s share.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within the six months.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities has been impaired using all available information about the collectibility. The Company and its subsidiaries do not consider that an other-than-temporary impairment for a debt security has occurred if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before the recovery of its amortized cost basis of the security, and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security, (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before the recovery of its amortized cost basis of the security, or (3) the present value of estimated cash flows will not fully cover the amortized cost of the security. For the debt security which is other-than-temporary impairment, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before the recovery of its amortized cost basis of the debt security. On the other hand, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before the recovery of its amortized cost basis of the debt security, the Company and its subsidiaries divide the difference between the amortized cost and the fair value of the securities into the credit loss component and the non-credit loss component. The credit loss component shall be recognized in earnings, and the non-credit loss component shall be recognized in accumulated other comprehensive income (loss), net of applicable income taxes.

For other securities, the Company and its subsidiaries reduce the carrying value of other security to the fair value and charge against income losses related to other securities in situations where it is considered that the decline in the value of other security is other than temporary.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates including discontinued operations are 58.1% and 39.8% for the nine months ended December 31, 2008 and 2009, respectively. And these rates are 32.8% and 41.3% for the three months ended December 31, 2008 and 2009, respectively. The Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a statutory income tax rate of approximately 40.9%. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan.

The Company and its subsidiaries have followed ASC 740 (“Income Taxes”). According to the Codification, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and special-purpose entities that issue asset-backed beneficial interests and securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion sold and the portion that continue to be held, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains (losses) on investment securities.

Interests that continue to be held include senior interests, subordinated interests and cash reserve account. Interests that continue to be held are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. For an interests that continues to be held for which the fair value is less than the amortized cost basis amounts, we estimate the present value of cash flows expected to be collected from the interests and compare it with the amortized cost basis of the interests to determine whether a credit loss exists. If, based on current information and events, we determine a credit loss exists for that interests, an other-than-temporary impairment is considered to have occurred. We would write down that interests to fair value with the credit loss component of the impairment recognized in earnings and the noncredit component recorded in accumulated other comprehensive income (loss), unless we intend to sell that interests or more likely than not will be required to sell that interest before recovery of its amortized cost basis less any current-period credit loss, in which case the entire impairment loss would be charged to earnings.

Fair values of interests that continue to be held are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss rate, discount rate and prepayment rate.

(k) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”) and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in accumulated other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction and a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in accumulated other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or accumulated other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within accumulated other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and Company Law implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued.

Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of December 31, 2009 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund, deposits related to servicing agreements and deposits collected on behalf of the customers and applied to non-recourse loans.

(q) Installment loans

Certain loans, which the Company has the intent and ability to sell or securitize to outside parties in the foreseeable future, are considered held-for-sale and are carried at the lower of cost or market value determined on an individual basis. These loans held for sale are included in installment loans and the outstanding balances of these loans as of March 31, 2009 were ¥36,896 million, but these loans are not included in installment loans as of December 31, 2009, due to the sluggish securitization market under the continued stagnation of finance market.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥29,477 million and ¥24,764 million as of December 31, 2009 and March 31, 2009, respectively.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets, and receivables relating to debt securities sold.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sales). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of December 31, 2009 and March 31, 2009, advance and/or progress payments were ¥125,671 million and ¥174,332 million, respectively, and finished goods were ¥33,789 million and ¥23,628 million, respectively.

For the nine months ended December 31, 2008 and 2009, a certain subsidiary recorded ¥8,220 million and ¥835 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale, resulting from an increase in development costs. The amount for the three months ended December 31, 2008 and 2009 were ¥41 million and ¥760 million. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥37,109 million and ¥35,859 million as of December 31, 2009 and March 31, 2009, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits and, advance payments made in relation to purchases of assets to be leased and to construction of real estate under operating lease.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles-Goodwill and Other”). ASC 805 requires that all business combinations be accounted for using the acquisition method. Accounting for business combinations using the pooling of interests method is no longer allowed. ASC 805 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria-either the contractual-legal criterion or the separability criterion.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are no longer amortized but tested at least annually for impairment. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”).

The amount of goodwill is ¥72,685 million and ¥77,244 million as of December 31, 2009 and March 31, 2009, respectively.

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables and guarantee liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred.

(aa) Discontinued operations

The Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units, and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for the presented periods were reclassified in the accompanying consolidated statements of income.

(ab) Earnings per share

Basic earnings per share is computed by dividing income from continuing operations and net income attributable to ORIX Corporation by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, the Company and its subsidiaries apply ASC 260-10-45-43 to 44 (“Earnings Per Share—Contingently Convertible Instruments”) to Liquid Yield Option Notes™.

(ac) Redeemable noncontrolling interests

The noncontrolling interest in certain subsidiary is subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (“Classification and Measurement of Redeemable Securities”).

(ad) Issuance of stock by an affiliate

When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjusts the carrying amount of its investment in the affiliate and recognizes gain or loss included in the consolidated statements of income in the year in which the change in ownership interest occurs.

(ae) New accounting pronouncements

In December 2007, FASB Statement No. 141 (revised 2007) (“Business Combinations”), which was replaced by ASC 805 (“Business Combinations”) was issued. This Codification requires the acquiring entity in a business combination to recognize the full fair value of assets acquired, liabilities assumed and noncontrolling interest in the transaction at the acquisition date (whether a full or partial acquisition); requires expensing of acquisition-related transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the material information needed to evaluate and understand the nature and financial effect of the business combination. The Company and its subsidiaries adopted this Codification as of April 1, 2009.

In December 2007, FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”), which was replaced by ASC 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”), was issued. This Codification Section requires noncontrolling interests in subsidiaries to be classified as a separate component of equity. Under the Codification Section, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. The Company and its subsidiaries adopted this Codification Section as of April 1, 2009. Therefore, noncontrolling interests, what were previously classified between liabilities and equity, are included in equity, and presentation of condensed consolidated statements of income is reclassified. In the same way, the financial statements that had been previously reported are reclassified. In addition, Net Income Attributable to Redeemable Noncontrolling Interests is presented as a separate line. The amount is ¥1,842 million and ¥763 million for the nine months and the three months ended December 31, 2009, respectively.

In June 2008, EITF Issue No.07-5 (“Determining Whether an Instrument (or Embedded Feature ) Is Indexed to an Entity’s Own Stock”), which was replaced by ASC 815-40 (“Derivatives and Hedging—Contracts in Entity’s Own Equity”), was ratified. The Codification Section provides guidance for determining whether a price adjustment mechanism included in an equity-linked financial instrument (or embedded feature) should be bifurcated. The Codification Section is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The Company and its subsidiaries adopted this Codification Section as of April 1, 2009. By the adoption, a certain convertible note issued by the Company meets the criteria of the Codification Section and needs to bifurcate its convertible rights as derivative. As a result, the Company made certain reclassification adjustments mainly to the retained earnings at the beginning of this fiscal year and the effect of net of tax was gain of ¥1,758 million.

In October 2008, FASB Staff Position (“FSP”) No. FAS 157-3 (“Determining Fair Value of a Financial Asset When the Market for That Asset Is Not Active”), which was replaced by ASC 820-10-65-2 (“Fair Value Measurements and Disclosures—Financial Assets in a Market That Is Not Active”), was issued. This Codification Section clarifies the application of ASC 820-10 (“Fair Value Measurements and Disclosures”) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This Codification Section was effective upon issuance, including prior periods for which financial statements have not been issued. The Company and its subsidiaries adopted the Codification Section for the period ended September 30, 2008, but the Codification Section was superseded by ASC 820-10-65-4. The adoption of the Codification Section did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In January 2009, FSP No. EITF 99-20-1 (“Amendments to the Impairment Guidance of EITF Issue No. 99-20), which was replaced by ASC 325-40-65-1 (“Investments—Other—Beneficial Interests in Securitized Financial Assets”), was issued. This Codification Section amends the impairment guidance in ASC 325-40 (“Investments—Other—Beneficial Interests in Securitized Financial Assets”) to achieve more consistent determination of whether an other-than-temporary impairment has occurred. This Codification Section was effective prospectively for interim and annual reporting periods ending after December 15, 2008. The adoption did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In April 2009, FSP No. FAS 157-4 (“Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”), which was replaced by ASC 820-10-65-4 (“Fair Value Measurements and Disclosures—Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”), was issued. This Codification Section provides additional guidance for estimating fair value in accordance with ASC 820-10 (“Fair Value Measurements and Disclosures”) when the volume and level of activity for the asset or liability have significantly decreased. This Codification Section also includes guidance on identifying circumstances that indicate a transaction is not orderly. This Codification Section was effective prospectively for interim and annual reporting periods after June 15, 2009. Early adoption was permitted for periods ending after March 15, 2009 and the Company and its subsidiaries early adopted the Codification Section for the period ended on March 31, 2009. The adoption of this Codification Section did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In April 2009, FSP No. FAS 107-1 and APB 28-1 (“Interim Disclosures about Fair Value of Financial Instruments”), which was replaced by ASC 825-10-65-1 (“Financial Instruments—Interim Disclosures about Fair Value of Financial Instruments”), was issued. This Codification Section amends ASC 825-10-50 (“Financial Instruments—Disclosure”) to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual statements. This Codification Section was effective for interim reporting periods ending after June 15, 2009. The Company and its subsidiaries adopted this Codification Section for the period ended on June 30, 2009. This Codification Section is a disclosure standard and did not impact the Company and its subsidiaries’ results of operations or financial position. For more information, see Note 16, “Estimated Fair Value of Financial Instruments”.

In April 2009, FSP No. FAS 115-2 and FAS 124-2 (“Recognition and Presentation of Other-Than-Temporary Impairments”), which was replaced by ASC 320-10-65-1 (“Investments—Debt and Equity Securities—Recognition and Presentation of Other-Than-Temporary Impairments”), was issued. This Codification Section amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in financial statements. This Codification Section was effective for interim and annual reporting periods after June 15, 2009. Early adoption was permitted for periods ending after March 15, 2009 and the Company and its subsidiaries early adopted this Codification Section for the period ended March 31, 2009. The adoption of this Codification Section did not have significant effect on the Company and its subsidiaries’ results of operations or financial position. For more information, see Note 4, “Investment in Securities”.

In May 2009, FASB Statement No. 165 (“Subsequent Events”), which was replaced by ASC 855-10 (“Subsequent Events”), was issued. This Codification Section establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The Company and its subsidiaries adopted this Codification Section as of April 1, 2009.

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”), which was codified by Accounting Standards Update 2009-16 (ASC860 (Transfers and Servicing”)), was issued. This Codification Section removes the concept of a qualifying special-purpose entity from ASC 860 (FASB Statement No.140) and removes the exception from applying ASC 810-10 (“Consolidation-Variable Interest Entities”) to variable interest entities that are qualifying special-purpose entities. And this Codification modifies the financial-components approach used in ASC 860 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset. This Codification is effective as of the beginning of fiscal year that begins after November 15, 2009 and for interim periods thereafter. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Codification will have on the Company and its subsidiaries’ results of operation and financial position.

In June 2009, FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”), which was codified by Accounting Standards Update 2009-17 (ASC810-10 (“Consolidation”)) was issued. This Codification Section removes the exception from applying FIN 46(R) to variable interest entities that are qualifying special-purpose entities, and requires an enterprise to perform qualitative analysis that identifies the primary beneficiary, who shall consolidate a variable interest entity, as the enterprise that has both of the following characteristics:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, this Codification Section requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This Codification Section is effective as of the beginning of fiscal year that begins after November 15, 2009 and for fiscal years and interim periods thereafter. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Codification Section will have on the Company and its subsidiaries’ results of operation and financial position.

In June 2009, FASB No.168 (“FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No.162”) which was replaced by ASC 105 (“Generally Accepted Accounting Principles”), was issued. Except for rules and interpretive releases of the Securities and Exchange Commission (“SEC”) for SEC registrants, the Codification became the single source of authoritative U.S. generally accepted accounting principles, and is effective for interim and annual reporting periods after September 15, 2009. The Company and its subsidiaries adopted the Codification for the interim period that ended September 30, 2009. Under this Codification, all GAAP references were updated from conventional statements. The adoption did not have effect on the Company and its subsidiaries’ results of operations or financial position.

In September 2009, Accounting Standards Update 2009-12 (Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—ASC 820 (“Fair Value Measurements and Disclosures”)) was issued. This Update improves financial reporting by permitting use of the net asset value per share (or its equivalent) provided by the investee when measuring the fair value of an alternative investment that does not have a readily determinable fair value. The amendments are effective for interim and annual periods ending after December 15, 2009 and early application is permitted. The Company and its subsidiaries adopted the Update for the interim period that ended December 31, 2009. The adoption did not have material effect on the Company and its subsidiaries’ results of operation and financial position.

In January 2010, Accounting Standards Update 2010-02 (Accounting and Reporting for Decreases in Ownership of a Subsidiary- a Scope Clarification—ASC 810 (“Consolidation”)) was issued. This Update clarifies the scope of the decrease in ownership provisions including deconsolidation and removes the conflict with criteria of other U.S. generally accepted accounting principles, and expands disclosures. The amendments are effective retrospectively to the first period that an entity adopted FASB No.160 (“Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”), which was replaced by ASC 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”). The Company and its subsidiaries adopted the Update as of April 1, 2009, retrospectively. The adoption did not have material effect on the Company and its subsidiaries’ results of operation and financial position.

In January 2010, Accounting Standards Update 2010-06 (Improving Disclosures about Fair Value Measurements—ASC 820 (“Fair Value Measurements and Disclosures”)) was issued. This Update improves existing disclosures and adds new disclosures. A certain disclosures of roll forward of activity in Level3 are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Others are effective for interim and annual reporting periods beginning after December 15, 2009. Early adoption is permitted. The adoption will not have material effect on the Company and its subsidiaries’ results of operation and financial position.

3. Fair Value Measurements

The Company and its subsidiaries adopted ASC 820-10 (“Fair Value Measurements and Disclosures”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification Section classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1—Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3—Unobservable inputs for the assets or liabilities.

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries measure mainly cash equivalents, trading securities, available-for-sale securities, investment funds, certain investment in affiliates and derivatives at fair value on a recurring basis.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and March 31, 2009:

December 31, 2009

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash equivalents	49,991	49,991	—	—
Trading securities	37,634	316	37,106	212
Available-for-sale securities	762,337	45,590	318,902	397,845
Japanese and foreign government bond securities	95,560	—	95,560	—
Japanese prefectural and foreign municipal bond securities	27,477	—	27,477	—
Corporate debt securities	180,220	—	171,353	8,867
Mortgage-backed and other asset-backed securities	396,893	—	7,915	388,978
Equity securities	62,187	45,590	16,597	—
Other securities	16,626	—	16,626	—
Investment funds	16,626	—	16,626	—
Derivative assets	17,985	1,092	16,366	527

Total	884,573	96,989	389,000	398,584

Liabilities:
Derivative liabilities	30,033	858	29,175	—

Total	30,033	858	29,175	—

March 31, 2009

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents	34,990	34,990	—	—
Trading securities	7,410	1,787	5,457	166
Available-for-sale securities	729,273	40,473	240,941	447,859
Japanese and foreign government bond securities	70,432	—	70,432	—
Japanese prefectural and foreign municipal bond securities	16,739	—	16,739	—
Corporate debt securities	150,982	—	140,806	10,176
Mortgage-backed and other asset-backed securities	445,589	—	7,906	437,683
Equity securities	45,531	40,473	5,058	—
Investment in affiliates *1	10,245	3,291	—	6,954
Derivative assets	19,800	152	18,888	760
Others	942	—	942	—

Total	802,660	80,693	266,228	455,739

Liabilities:
Derivative liabilities	26,999	89	26,818	92

Total	26,999	89	26,818	92

*1	Certain investment in affiliates for which the Company and its subsidiaries elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) during fiscal 2009 is measured at fair value on a recurring basis.

The following table presents the reconciliation for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended December 31, 2008 and 2009:

December 31, 2008

	Millions of yen
		gains or losses (realized/unrealized)						The amount of total gains or losses for the period Included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the date *1
	Balance at April 1, 2008	Included in earnings *1	Included in other comprehensive income	Total	Purchase, sales, and redemptions	Transfers in and/ or out of Level 3 (net) *2	Balance at December 31, 2008
Trading securities	—	1,604	(273)	1,331	173	1,537	3,041	1,604
Available-for-sale securities	437,939	(187)	(10,585)	(10,772)	(19,286)	66,756	474,637	(1,736)
Corporate debt securities	12,969	(1,290)	(150)	(1,440)	(2,086)	1,875	11,318	(1,290)
Mortgage-backed and other asset-backed securities	424,970	1,103	(10,435)	(9,332)	(17,200)	64,881	463,319	(446)
Investment in affiliates	—	1,911	—	1,911	6,000	—	7,911	1,911
Derivative assets	—	745	—	745	—	—	745	745

*1	Mainly, the gains and losses from trading securities, available-for-sale securities, investments in affiliates and derivative assets are included in brokerage commissions and net gains (losses) on investment securities, write-downs of securities or life insurance premiums and related investment income, equity in net income (loss) of affiliates and other operating revenues/expenses, respectively.
*2	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur. The net amount of ¥64,881 million of mortgage-backed and other asset-backed securities, mainly CMBS and RMBS in U.S., was transferred from other levels to Level 3 due to a certain market becoming inactive.

December 31, 2009

	Millions of yen
		gains or losses (realized/unrealized)						The amount of total gains or losses for the period Included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the date *1
	Balance at April 1, 2009	Included in earnings *1	Included in other comprehensive income	Total	Purchase, sales, and redemptions	Transfers in and/ or out of Level 3 (net) *2	Balance at December 31, 2009
Trading securities	166	—	(13)	(13)	59	—	212	—
Available-for-sale securities	447,859	(4,675)	(6,137)	(10,812)	(40,056)	854	397,845	(3,733)
Corporate debt securities	10,176	(622)	302	(320)	(1,843)	854	8,867	(622)
Mortgage-backed and other asset-backed securities	437,683	(4,053)	(6,439)	(10,492)	(38,213)	—	388,978	(3,111)
Investment in affiliates	6,954	(6,954)	—	(6,954)	—	—	—	—
Derivative assets	760	(233)	—	(233)	—	—	527	(233)

*1	Mainly, the gains and losses from available-for-sale securities, investments in affiliates and derivative assets are included in write-downs of securities or life insurance premiums and related investment income, equity in net income (loss) of affiliates and other operating revenues/expenses, respectively.
*2	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

The following table presents the reconciliation for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended December 31, 2008 and 2009:

December 31, 2008

	Millions of yen
		gains or losses (realized/unrealized)						The amount of total gains or losses for the period Included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the date *1
	Balance at September 30, 2008	Included in earnings *1	Included in other comprehensive income	Total gains or losses (realized/ unrealized)	Purchase, sales, and redemptions	Transfers in and/ or out of Level 3 (net) *2	Balance at December 31, 2008
Trading securities	158	1,604	(273)	1,331	15	1,537	3,041	1,604
Available-for-sale securities	441,337	1,188	(9,425)	(8,237)	(20,465)	62,002	474,637	(455)
Corporate debt securities	12,010	(259)	(90)	(349)	(1,056)	712	11,318	(258)
Mortgage-backed and other asset-backed securities	429,327	1,447	(9,335)	(7,888)	(19,410)	61,290	463,319	(197)
Investment in affiliates	—	1,911	—	1,911	6,000	—	7,911	1,911
Derivative assets	975	(230)	—	(230)	—	—	745	(230)

*1	Mainly, the gains and losses from trading securities, available-for-sale securities, investments in affiliates and derivative assets are included in brokerage commissions and net gains (losses) on investment securities, write-downs of securities or life insurance premiums and related investment income, equity in net income (loss) of affiliates and other operating revenues/expenses, respectively.
*2	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur. The net amount of ¥61,290 million of mortgage-backed and other asset-backed securities, mainly CMBS and RMBS in U.S., was transferred from other levels to Level 3 due to a certain market becoming inactive.

December 31, 2009

	Millions of yen
		gains or losses (realized/ unrealized)						The amount of total gains or losses for the period Included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the date *1
	Balance at September 30, 2009	Included in earnings *1	Included in other comprehensive income	Total gains or losses (realized/ unrealized)	Purchase, sales, and redemptions	Transfers in and/ or out of Level 3 (net) *2	Balance at December 31, 2009
Trading securities	208	—	2	2	2	—	212	—
Available-for-sale securities	400,935	(2,061)	2,932	871	(3,993)	32	397,845	(1,846)
Corporate debt securities	9,195	(475)	532	57	(417)	32	8,867	(562)
Mortgage-backed and other asset-backed securities	391,740	(1,586)	2,400	814	(3,576)	—	388,978	(1,284)
Derivative assets	429	98	—	98	—	—	527	98

*1	Mainly, the gains and losses from available-for-sale securities, derivative assets are included in write-downs of securities, or life insurance premiums and related investment income and other operating revenues/expenses, respectively.
*2	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur

The following table presents recorded amounts of major assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2009 and March 31, 2009. These assets are measured at fair value on a nonrecurring basis to recognize impairment.

December 31, 2009

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Unlisted securities	4,396	—	—	4,396
Real estate collateral-dependent loans (net of allowance for probable loan losses)	106,331	—	—	106,331
Operating leases	16,284	—	5,595	10,689

Total	127,011	—	5,595	121,416

March 31, 2009

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Unlisted securities	4,065	—	—	4,065
Loans held for sale	26,002	—	—	26,002
Real estate collateral-dependent loans (net of allowance for probable loan losses)	113,242	—	—	113,242
Certain investment in affiliates	28,727	27,504	—	1,223

Total	172,036	27,504	—	144,532

The following is a description of the major valuation methodologies used for instruments measured at fair value.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820-10 (“Fair Value Measurements and Disclosures”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

We determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discount cash flow methodologies.

Real estate collateral-dependent loans whose fair values are estimated using an appraisal of the underlying collateral based on techniques other than recent transactions involving sales of similar assets are classified as Level 3 because such techniques involve unobservable inputs.

Trading securities, Available-for-sale securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets, and these securities are classified as Level 2. If market prices are not available, then fair value is estimated by using valuation models including discounted cash flow methodology and commonly used option-pricing models. Such securities are classified as Level 3, as the valuation models are based on inputs that are unobservable in the market.

Mortgage-backed and other asset-backed securities, classified as Level 3 of available-for-sale securities consist mainly of specified bonds issued by special purpose entities, or SPEs. When re-evaluating specified bonds issued by SPEs, we estimate the fair value by discounting future cash flows using a discount rate based on the market interest rate and a risk premium. The future cash flows for the specified bonds issued by SPEs are estimated based on the contractual principal and interest repayment schedule on each of the specified bonds issued by SPEs. The risk premium is estimated mainly based on the value of collateral real estate of each specified bonds issued by SPEs and the seniority of the bonds.

Investment funds

The fair value is based on the net asset value if the investments meet the certain requirements that the investees have all of the attributes specified in ASC 946-10 and the investees calculate the net asset value. These investments are classified as Level 2, because they are redeemable within a short-term period.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodology. If the inputs used for these measurements that include yield curves, volatilities, are observable, we classify it as Level 2. If the inputs are not observable, we classify it as Level 3.

4. Investment in Securities

Investment in securities at December 31, 2009 and March 31, 2009 consists of the following:

	Millions of yen
	December 31, 2009	March 31, 2009
Trading securities	37,634	7,410
Available-for-sale securities	762,337	729,273
Held-to-maturity securities	43,741	—
Other securities	169,378	189,457

Total	1,013,090	926,140

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at December 31, 2009 and March 31, 2009 are as follows:

December 31, 2009

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	94,733	885	(58)	95,560
Japanese prefectural and foreign municipal bond securities	27,108	674	(305)	27,477
Corporate debt securities	180,104	1,414	(1,298)	180,220
Mortgage-backed and other asset-backed securities	402,574	9,169	(14,850)	396,893
Equity securities	55,520	10,160	(3,493)	62,187

Subtotal	760,039	22,302	(20,004)	762,337

Held-to-maturity:
Japanese government bond securities	43,741	3	(294)	43,450

Total	803,780	22,305	(20,298)	805,787

March 31, 2009

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	70,463	116	(147)	70,432
Japanese prefectural and foreign municipal bond securities	16,625	132	(18)	16,739
Corporate debt securities	158,117	220	(7,355)	150,982
Mortgage-backed and other asset-backed securities	450,069	10,542	(15,022)	445,589
Equity securities	42,722	7,757	(4,948)	45,531

Total	737,996	18,767	(27,490)	729,273

According to ASC 320-10-65-1 (“Investments—Debt and Equity Securities—Recognition and Presentation of Other-Than-Temporary Impairments”), a part of the other-than-temporary impairment (the non-credit components), ¥2,596 million and ¥1,486 million, were included in the unrealized losses at December 31, 2009 and March 31, 2009, respectively.

The following table provides information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss portion as of December 31, 2009 and March 31, 2009 respectively.

December 31, 2009

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	28,081	(58)	—	—	28,081	(58)
Japanese prefectural and foreign municipal bond securities	11,538	(305)	—	—	11,538	(305)
Corporate debt securities	25,459	(196)	41,455	(1,102)	66,914	(1,298)
Mortgage-backed and other asset-backed securities	104,407	(4,812)	101,687	(10,038)	206,094	(14,850)
Equity securities	5,567	(1,345)	8,510	(2,148)	14,077	(3,493)

Subtotal	175,052	(6,716)	151,652	(13,288)	326,704	(20,004)

Held-to-maturity:
Japanese government bond securities	41,432	(294)	—	—	41,432	(294)

Total	216,484	(7,010)	151,652	(13,288)	368,136	(20,298)

March 31, 2009

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	37,827	(147)	—	—	37,827	(147)
Japanese prefectural and foreign municipal bond securities	4,620	(18)	—	—	4,620	(18)
Corporate debt securities	50,754	(605)	63,231	(6,750)	113,985	(7,355)
Mortgage-backed and other asset-backed securities	193,766	(10,249)	47,134	(4,773)	240,900	(15,022)
Equity securities	37,019	(4,570)	970	(378)	37,989	(4,948)

	323,986	(15,589)	111,335	(11,901)	435,321	(27,490)

Approximately 385 and 540 investment securities were in an unrealized loss position as of December 31, 2009 and March 31, 2009, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security; (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before the recovery of its amortized cost basis of the security, or (3) the present value of estimated cash flows will not fully cover the amortized cost of the security (that is, a credit loss exists). In assessing whether a credit loss exists, the Company and its subsidiaries compare the present value of the expected cash flows to the security’s amortized cost basis at the balance sheet date.

Mortgage-backed and other asset-backed securities with unrealized loss position mainly include specified bonds issued by special purpose entities in Japan and CMBS and RMBS.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the domestic real estate market and the credit crunch in the capital and financial markets. Considering all available information to assess the collectibility of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to fully collect all the contractual scheduled repayments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before the recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investment to be other-than-temporary impairment at December 31, 2009.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before the recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporary impairment at December 31, 2009.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporary impairment at December 31, 2009.

The following presentation for the total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income is as follows:

	Millions of yen
	Nine months ended December 31, 2009	Three months ended December 31, 2009
Total other-than-temporary impairment losses	12,357	5,215
Portion of loss recognized in other comprehensive income (before taxes)	(2,078)	(1,021)

Net impairment losses recognized in earnings	10,279	4,194

Other-than-temporary impairment losses related to debt securities are recognized mainly on certain mortgage-backed and other asset-backed securities, which have experienced credit losses due to a decrease in cash flows attributable to significant default and bankruptcies on the underlying loans. Because the Company and its subsidiaries do not intend to sell these securities and it is not more likely than not that the Company and its subsidiaries will be required to sell these securities before the recovery of their amortized cost basis, the Company and its subsidiaries charged only the credit loss component of the total impairment to earnings with the remaining non-credit component recognized in other comprehensive income. The credit loss assessment was made by comparing the securities’ amortized cost basis with the present value of the expected cash flows that were estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

A roll-forward of the amount related to credit losses on other-than-temporary impaired debt securities recognized in earnings is as follows:

	Millions of yen
	Nine months ended December 31, 2009	Three months ended December 31, 2009
Beginning	906	2,072
Addition:
Credit loss for which an other-than-temporary impairment was not previously recognized	3,594	2,534
Credit loss for which an other-than-temporary impairment was previously recognized	255	149

Ending	4,755	4,755

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥87,263 million and ¥98,498 million at December 31, 2009 and March 31, 2009, respectively. Investments with an aggregated cost of ¥81,462 million and ¥94,643 million were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of these investments and it was not practicable to estimate the fair value of the investment.

The Company and its subsidiaries adopt Accounting Standards Update 2009-12 (Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—ASC 820 (“Fair Value Measurements and Disclosures”)). Under ASC 820, the information about fund investments the Company and its subsidiaries hold at December 31, as follows:

December 31, 2009

Type of Fund Investment	Fair Value (Millions of Yen)	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Hedge Fund *	16,626	Monthly-Quarterly	10days-45days

Total	16,626	—	—

*	This category includes several hedge funds that seek for profits using investment strategies such as managed futures, global macro and relative value. The fair value of the investments in this category is calculated based on the net asset value of the investees.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥18,684 million and ¥14,730 million, for the nine months ended December 31, 2008 and 2009, respectively. Also, included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥6,748 million and ¥4,997 million for the three months ended December 31, 2008 and 2009, respectively.

5. Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans, housing loans and other) and investment in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries account for the transfer of the financial assets as the sale to the extent that consideration other than beneficial interests in the transferred financial assets is received in exchange when control over the financial assets is surrendered. In addition, the Company and its subsidiaries are not required to consolidate these SPEs if they are qualifying SPEs as defined in ASC 860 (“Transfers and Servicing”) or the Company and its subsidiaries are not primary beneficiaries of the SPEs pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”). The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization.

Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. The Company and its subsidiaries periodically estimate the fair value of these interests that continue to be held and test whether the interests that continue to be held are recoverable.

During nine months and three months ended December 31, 2009, certain information with respect to these transactions accounted for as sales is as follows:

	Millions of yen
	Nine months ended December 31, 2009	Three months ended December 31, 2009
Direct financing leases:
Balance sold	18,088	9,806
Gains (losses) on sales	95	202
Interests that continue to be held	20,289	3,060

Regarding securitizations of direct financing lease receivables, for the nine months and three months ended December 31, 2009, revenues from interests that continue to be held of ¥3,725 million and ¥1,133 million, respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from interests that continue to be held of ¥1,192 million and ¥395 million for the nine months and three months ended December 31, 2009, respectively, are included in interest on loans and investment securities in the consolidated statements of income. Regarding securitizations of investment in securities, revenues from interests that continue to be held of ¥1,905 million and ¥555 million for nine months and three months ended December 31, 2009, respectively, are included in interest on loans and investment securities in the consolidated statements of income.

As of December 31, 2009, and March 31, 2009, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

Economic assumptions used in measuring the interests that continue to be held related to securitization transactions completed during nine months and three months ended December 31, 2009 are as follows.

	Direct financing leases
	Nine months ended December 31, 2009	Three months ended December 31, 2009
Expected credit loss	1.51%-1.55%	1.55%
Discount rate	2.33%-4.26%	3.85%
Annual prepayment rate	6.24%-6.59%	6.59%

Interests that continue to be held from securitization transactions are recorded in the consolidated balance sheets at December 31, 2009 and March 31, 2009. Key economic assumptions used in measuring the fair value of them, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

December 31, 2009
Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Expected credit loss	0.34%-1.62%	0.72%-14.00%	0.75%-1.09%	3.79%-14.00%
Discount rate	1.39%-23.20%	0.25%-7.15%	2.61%-6.33%	0.25%-20.33%
Annual prepayment rate	1.52%-6.64%	2.38%-49.34%	1.55%-5.94%	16.93%-40.49%

	Millions of yen
		Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Fair value of interests that continue to be held	76,900	3,250	23,993	23,244
Book value of the interests that continue to be held	70,598	3,542	22,804	24,240
Weighted average life (in years)	2.3-3.3	0.9	13.6-24.8	0.8-4.1
Expected credit loss:
+10%	391	50	25	102
+20%	784	97	49	209
Discount rate:
+10%	642	7	564	415
+20%	1,019	13	1,105	763
Prepayment rate:
+10%	72	22	157	3
+20%	144	44	309	6

March 31, 2009
Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Expected credit loss	0.21%-1.62%	0.72%-8.50%	0.79%-1.00%	2.00%-8.50%
Discount rate	1.83%-15.61%	0.84%-6.52%	2.36%-5.74%	0.79%-20.50%
Annual prepayment rate	0.21%-6.52%	1.50%-54.63%	2.67%-5.66%	33.44%-47.29%

	Millions of yen
		Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Fair value of interests that continue to be held	64,183	5,783	25,429	34,463
Book value of the interests that continue to be held	57,632	5,969	23,717	36,365
Weighted average life (in years)	3.0-3.3	1.4	13.3-25.5	1.0-4.3
Expected credit loss:
+10%	456	71	46	74
+20%	914	140	80	125
Discount rate:
+10%	636	44	509	652
+20%	1,257	82	999	1,225
Prepayment rate:
+10%	148	51	220	8
+20%	296	101	419	16

These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the interest that continue to be held is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Certain cash flows received from/paid to SPEs for all securitization activities for the nine months and three months ended December 31, 2009, are summarized as follows:

	Millions of yen
	Nine months ended December 31, 2009	Three months ended December 31, 2009
Proceeds from new securitizations	18,183	10,008
Servicing fees received	293	95
Cash flows received on interests that continue to be held	22,016	8,814
Repurchases of ineligible assets	(14,535)	(4,241)

Quantitative information about delinquencies, net credit losses, and components of financial assets sold on securitization and other assets managed together as of December 31, 2009 and March 31, 2009 are as follows:

December 31, 2009

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	928,930	27,034	6,275
Installment loans	2,735,153	395,196	29,195

Total assets managed or sold on securitization	3,664,083	422,230	35,470

Less: assets sold on securitization	(253,756)

Assets held in portfolio	3,410,327

March 31, 2009

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	1,106,253	27,949	7,232
Installment loans	3,434,666	467,565	12,499

Total assets managed or sold on securitization	4,540,919	495,514	19,731

Less: assets sold on securitization	(322,374)

Assets held in portfolio	4,218,545

The total assets of direct financing leases and installment loans sold on securitization, as of December 31, and March 31, 2009, are ¥276,627 million and ¥353,510 million, respectively but the assets of ¥22,871 million and ¥31,136 million, respectively, of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

The total assets of investment securities sold on securitization, as of December 31, 2009, and March 31, 2009, are ¥32,037 million and ¥45,145 million, respectively. These are not included in the table above.

The Company and its subsidiaries entered into other lease receivable securitization programs, other installment loan securitization programs and other investment in securities securitization programs that are not accounted for as sales but as secured borrowings. The payables under these securitization programs of ¥223,603 million and ¥358,969 million, respectively, are included in long-term debt as of December 31, 2009 and March 31, 2009, respectively. The collateral under these securitization programs of ¥181,449 million and ¥184,149 million, respectively, are included in investment in direct financing leases in the consolidated balance sheets as of December 31, 2009 and March 31, 2009, respectively. The collateral under these securitization programs of ¥114,410 million and ¥291,312 million, respectively, are included in installment loans in the consolidated balance sheets as of December 31, 2009 and March 31, 2009, respectively. In addition, the collateral under these securitization programs of ¥14,690 million and ¥14,683 million, respectively, are included in investment in securities in the consolidated balance sheets as of December 31, 2009 and March 31, 2009.

Also, the cash reserves included in trust accounts under these securitization programs of ¥12,647 million and ¥22,471 million are included in other assets in the consolidated balance sheets as of December 31, 2009 and March 31, 2009, respectively.

6. Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always accompanied by and are not generally controlled by voting rights. ASC 810-10 (“Consolidation—Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the ASC Section. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or (b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. There are certain exceptions to these general criteria. Entities within the scope of the ASC Section are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

All of these facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE or otherwise rise to the level where disclosure would provide useful information to the users of the Company’s financial statements. In most of cases, it is qualitatively clear based on the extent of the involvements of the Company and its subsidiaries or seniority of its investments, whether the Company and its subsidiaries are the primary beneficiary or not.

The Company and its subsidiaries generally consider the following types of involvement to be significant, when making such determination.

•	designing the structuring of a transaction

•	providing an equity investment and debt financing

•	being the investment manager and receiving variable fees

•	providing liquidity and other financial support

Information about significant VIEs for the Company and its subsidiaries are as follows:

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIEs structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. Among those VIEs, no VIEs were subject to consolidation. The amount of significant variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are ¥2,640 million and ¥2,642 million as non-recourse loans and ¥10,187 million and ¥11,164 million as equity investments as of December 31, 2009 and March 31, 2009, respectively. Those non-recourse loans are included in installment loans in the consolidated balance sheets and those equity investments are mainly included in other operating assets in the consolidated balance sheets. The maximum exposure to loss is the amount equal to the total of such loans and equity investments. Total assets of such non-consolidated VIEs are ¥81,589 million and ¥82,037 million as of December 31, 2009 and March 31, 2009, respectively.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold debt securities issued by them and/or make investments in them. Total assets of consolidated VIEs were ¥20,261 million and ¥20,953 million as of December 31, 2009 and March 31, 2009, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets. And total liabilities of those consolidated VIEs were ¥9,265 million and ¥9,608 million as of December 31, 2009 and March 31, 2009, respectively. Those liabilities are mainly included in long-term debt in the consolidated balance sheets. Certain such consolidated VIEs borrow non-recourse loans from financial institutions, and ¥11,073 million and ¥11,339 million of VIEs’ assets are pledged as collateral for the non-recourse loans as of December 31, 2009 and March 31, 2009, respectively. The lenders of the non-recourse loans and the creditor of the other liabilities have no recourse to other assets of the Company and its subsidiaries.

The amount of significant variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are ¥7,329 million and ¥12,373 million as non-recourse loans and debt securities, and ¥45,937 million and ¥44,222 million as equity investments as of December 31, 2009 and March 31, 2009, respectively. Those debt securities are included in investment in securities, those non-recourse loans are included in installment loans and those equity investments are mainly included in other operating assets and investment in affiliates in the consolidated balance sheets. The maximum exposure to loss are ¥100,388 million and ¥77,956 million as of December 31, 2009 and March 31, 2009, respectively, since the Company and its subsidiaries have agreements to commit to invest in certain such non-consolidated VIEs, as long as the agreed-upon terms are met. Total assets of such non-consolidated VIEs are ¥457,810 million and ¥476,390 million as of December 31, 2009 and March 31, 2009, respectively.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries acquire real estate and establish VIEs to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries have consolidated such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

For nine months ended December 31, 2009 and fiscal 2009, the Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional funding is ¥5,148 million and ¥7,653 million. As a result, the Company and its subsidiaries have absorbed a majority of the expected losses and consolidated those VIEs. For three months ended December 31, 2009, the Company and its subsidiaries did not contribute additional funding like this.

Total assets of such VIEs are ¥415,233 million and ¥339,141 million as of December 31, 2009 and March 31, 2009, respectively. Those assets are mainly included in investment in operating leases, other assets and other operating assets in the consolidated balance sheets as of December 31, 2009 and March 31, 2009, respectively. And total liabilities of those consolidated VIEs were ¥113,816 million and ¥108,250 million as of December 31, 2009 and March 31, 2009, respectively. Those liabilities are mainly included in long-term debt in the consolidated balance sheets. Certain such consolidated VIEs borrow non-recourse loans from financial institutions, and ¥166,261 million and ¥160,283 million of VIEs’ assets are pledged as collateral for the non-recourse loans as of December 31, 2009 and March 31, 2009, respectively. The lenders of the non-recourse loans and the creditors of the other liabilities have no recourse to other assets of the Company and its subsidiaries.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but deemed to have the potential to recover in the future. The servicing operations for the VIEs are mainly conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs.

Total assets of the consolidated VIEs are ¥15,986 million and ¥17,295 million as of December 31, 2009 and March 31, 2009, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of December 31, 2009 and March 31, 2009, respectively. Certain such consolidated VIEs borrow non-recourse loans from financial institutions, and ¥475 million and ¥475 million of VIEs’ assets are pledged as collateral for the non-recourse loans as of December 31, 2009 and March 31, 2009, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(e) VIEs for acquisition of loan receivables

The Company is involved with VIEs mainly established by customers to purchase loan receivables. VIEs receive loan receivables as trust assets from the customers. The servicing operations for the VIEs are conducted by the customers.

The Company consolidated such VIEs since the Company purchased all of beneficial interests of such VIEs.

Total assets of the consolidated VIEs are ¥98,329 million and ¥103,161 million as of December 31, 2009 and March 31, 2009, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of December 31, 2009 and March 31, 2009.

(f) VIEs for investment in securities

The Company and its subsidiaries have the interests of VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them.

Total assets of the consolidated VIEs are ¥24,192 million and ¥39,296 million as of December 31, 2009 and March 31, 2009, respectively. Those assets are mainly included in other operating assets and investment in affiliates in the consolidated balance sheets as of December 31, 2009 and March 31, 2009. Total liabilities of those consolidated VIEs were ¥9,752 million and ¥15,551 million as of December 31, 2009 and March 31, 2009, respectively. Those liabilities are mainly included in trade notes, accounts payable and other liabilities in the consolidated balance sheets. The creditors of those liabilities have no recourse to other assets of the Company and its subsidiaries. The Company has agreements to commit to invest in certain such consolidated VIEs. The total unused capital amount available is ¥1,596 million and ¥1,995 million as of December 31, 2009 and March 31, 2009, respectively.

(g) Kumiai structures

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated statements of income. The Company and its subsidiaries do not guarantee or otherwise have any significant financial commitments or exposure with respect to the kumiai or its related SPE.

Most of these kumiais are not consolidated by the Company and its subsidiaries since the Company and its subsidiaries are not the primary beneficiary.

7. Investment in Affiliates

Investment in affiliates at December 31, 2009, and March 31, 2009 consists of the following:

	Millions of yen
	December 31, 2009	March 31, 2009
Shares	266,797	260,155
Loans	106,775	4,540

	373,572	264,695

Combined and condensed information relating to the affiliates for the nine months ended December 31, 2008 and 2009 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on the lag basis):

	Millions of yen
	December 31, 2008	December 31, 2009
Operations:
Total revenues	983,057	777,747
Income (loss) before income taxes	(26,211)	97,677
Net income (loss)	(34,234)	47,191
Financial position:
Total assets	4,098,155	4,226,862
Total liabilities	3,260,184	3,279,836
Shareholders’ equity	837,971	947,026

During the nine months ended December 31, 2009, a loss of ¥6,954 million was recorded in equity in net income (loss) of affiliates in the consolidated statements of income, as a change in fair value in relation to an investment that is measured at fair value by the election of fair value option of ASC 825-10 (“Financial Instruments—The Fair Value Option”). In addition, the Company and its subsidiaries sold the investment and recognized a loss of ¥2,724 million in gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net, in the consolidated statements of income for the nine months ended December 31, 2009. The Company and its subsidiaries have chosen to apply the fair value option to this investment in an affiliate, which is a relatively short-term investment listed in the stock market, in order to reflect the economic value of the investment in our financial statements. We manage this investment at fair value and we believe that the recognition of earnings based on the changes in fair value of the listed stock as an estimated exit price for this investment is more relevant than applying the equity method to this investment. As a result, there is no related balance in the consolidated balance sheets as of December 31, 2009.

In July 2009, the Company transferred its 51% share ownership in ORIX Credit Corporation (“ORIX Credit”), a domestic subsidiary that operates a card loan business, to Sumitomo Mitsui Banking Corporation, and ORIX Credit became an affiliate accounted for by the equity method with an investment of 49%. The sales of the portion of ownership interest transferred was the gain of ¥3,571 million, and the remeasurement to fair value of the interest retained was ¥3,430 million on sales of subsidiaries and affiliates and liquidation losses, net as of December 31, 2009.

The Company used dividend discount model and other model to measure fair value of the interest retained. A part of the loan to ORIX Credit was repaid as the result of the alliance and the amounts of the transferred equity and the repaid loans are included in sales of subsidiaries, net of cash disposed in the condensed consolidated statement of cash flows.

In January 2010, ORIX Securities Corporation (ORIX Securities, hereinafter), a domestic subsidiary that operates securities business, made a stock swap with Monex Group Inc. (Monex Group, hereinafter) to become a wholly owned subsidiary of Monex Group. The Company acquired 22.5% share ownership of Monex Group and Monex Group became an affiliate accounted for by the equity method. The related assets and liabilities of ORIX Securities mainly include restricted cash of ¥62,389 million, installment loans of ¥41,268 million, short-term debt of ¥29,519 million, trade notes, account payables and other liabilities of ¥36,323 million and security deposits of ¥41,333 million, those are related to the trade of internet securities business, in the accompanying consolidated balance sheet at December 31, 2009.

8. Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests for nine months ended December 31, 2008 and 2009 are as follows:

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Beginning Balance	24,057	25,396
Adjustment of Redeemable Equity to Redemption Value	29	(137)
Transaction with noncontrolling interests	1,365	434
Comprehensive income (loss)
Net Income	209	1,842
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities	(78)	—
Net change of foreign currency translation adjustments	(2,526)	(1,694)
Other comprehensive income (loss)	(2,604)	(1,694)
Comprehensive income (loss)	(2,395)	148

Ending balance	23,056	25,841

9. Shareholders’ Equity

As of December 31, 2009 and for the nine months ended December 31, 2009:

a. Type and number of outstanding shares, including treasury shares

Common stock, 110,218,802 shares

On July 21, 2009, the Company issued 18,000,000 shares of common stock by way of primary Japanese public offering and international offering. As a result of those offerings, common stock and additional paid-in capital increased by ¥41,677 million and ¥41,347 million, respectively,.

b. Type and number of treasury stock

Common stock, 2,763,695 shares

c. Stock acquisition rights

Liquid Yield Option Notes	Convertible into 2,493,309 shares of common stock
Series Three Unsecured Bonds	Convertible into 21,919,417 shares of common, exercisable after February 2, 2009
2006 Stock acquisition rights	¥1,768 million, exercisable after June 21, 2008
2007 Stock acquisition rights	¥1,777 million, exercisable after July 5, 2009
2008 Stock acquisition rights	¥574 million, exercisable after July 18, 2010

d. Dividends

Resolution	The board of directors on May 22, 2009
Type of shares	Common stock
Total dividends paid	¥6,261 million
Dividend per share	¥70.00
Date of dividend record	March 31, 2009
Date of entry into force	June 2, 2009
Dividend resource	Retained earnings

10. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine months ended December 31, 2008 and 2009 are as follows:

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Personnel expenses	104,901	106,496
Selling expenses	23,047	13,968
Administrative expenses	57,370	54,221
Depreciation	2,831	2,338

Total	188,149	177,023

Selling, general and administrative expenses for the three months ended December 31, 2008 and 2009 are as follows:

	Millions of yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Personnel expenses	34,215	38,323
Selling expenses	6,607	3,793
Administrative expenses	19,917	17,563
Depreciation	939	718

Total	61,678	60,397

The amounts for the nine months and the three months related to discontinued operations are reclassified.

11. Pension Plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the nine months ended December 31, 2008 and 2009 consists of the following:

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Service cost	2,279	2,448
Interest cost	1,002	957
Expected return on plan assets	(1,532)	(1,312)
Amortization of transition obligation	(2)	(2)
Amortization of net actuarial loss	543	1,574
Amortization of prior service credit	(906)	(906)

Net periodic pension cost	1,384	2,759

Net pension cost of the plans for the three months ended December 31, 2008 and 2009 consists of the following:

	Millions of yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Service cost	759	816
Interest cost	330	317
Expected return on plan assets	(507)	(436)
Amortization of transition obligation	(1)	—
Amortization of net actuarial loss	180	524
Amortization of prior service credit	(302)	(302)

Net periodic pension cost	459	919

12. Write-Downs of Long-Lived Assets

In accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value.

For the nine months ended December 31, 2008 and 2009, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values of the amount of ¥1,643 million and ¥4,345 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations (The amount of ¥1,596 million and ¥3,470 million were reflected as write-downs of long-lived assets for the nine months ended December 31, 2008 and 2009, respectively.).

The losses of ¥1,643 million were included in the Real Estate segment for the nine months ended December 31, 2008. The losses of ¥67 million were included in the Corporate Financial Services segment, ¥3,504 million were included in the Real Estate segment, ¥209 million were included in the Investment Banking segment, and ¥565 million were included in the Overseas Business segment for the nine months ended December 31, 2009.

For the three months ended December 31, 2008 and 2009, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values of the amount of ¥1,596 million and ¥3,172 million, respectively, which are reflected as write-downs of long-lived assets.

The losses of ¥1,596 million was included in the Real Estate segment for the three months ended December 31, 2008. The losses of ¥2,602 million were included in the Real Estate segment, ¥194 million were included in the Investment Banking segment, and ¥376 million were included in the Overseas Business segment for the three months ended December 31, 2009.

The details of significant write-downs are as follows.

Condominiums—For the nine months ended December 31, 2008 and 2009, write-downs of ¥47 million for 24 units and ¥732 million for 21 units were recorded, respectively, mainly due to a shift of status to be held for sale. For the three months ended December 31, 2009, ¥8 million of write-downs was recorded in relation to two units due to a decline in cash flow of each unit and for a unit due to a shift of status to be held for sale.

Office Buildings—For the nine months ended December 31, 2008 and 2009, write-downs of ¥1,596 million for 2 units and ¥67 million for a unit were recorded, respectively, mainly due to a decline in cash flow of each unit. There was no impairment for office building for the three months ended December 31, 2009.

Others—For the nine months and three months ended December 31, 2009, ¥3,546 million and ¥3,164 million of write-downs were recorded for other long-lived assets including developed and undeveloped land and condominiums for rent, respectively.

13. Discontinued Operations

ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale to discontinued operations, without significant continuing involvement in the operations. Under this Section, the Company and its subsidiaries report the gains on sales and the results of these operations of the subsidiaries, the business units, and certain properties, which have been sold or to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of the subsidiaries, the business units and these properties recognized for the nine months ended December 31, 2008 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income.

The Company determined to sell one of its subsidiaries in Japan, which operated real estate management and brokerage business, for the three months ended December 31, 2009. The assets and liabilities of the subsidiary mainly include cash and cash equivalents of ¥1,799 million, trade notes, accounts payable and other liabilities of ¥1,248 million, and other assets of ¥973 million in the accompanying consolidated balance sheets at December 31, 2009. In addition, the Company and its subsidiary determined to terminate the PFI contract for hospital management business with one of its subsidiaries in Japan, for the three months ended December 31, 2009. The assets and liabilities of the subsidiary mainly include other receivables of ¥11,539 million, investment in direct financing leases of ¥2,908 million, and trade notes, accounts payable and other liabilities of ¥1,198 million in the accompanying consolidated balance sheets at December 31, 2009.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. For the nine months ended December 31, 2008 and 2009, the Company and its subsidiaries earned ¥18,535 million and ¥9,255 million of aggregated gains on such real estate properties, respectively. For the three months ended December 31, 2008 and 2009, the Company and its subsidiaries earned ¥45 million and ¥920 million of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥30,106 million and ¥8,721 million which are mainly included in investment in operating leases in the accompanying consolidated balance sheets at December 31, 2009 and March 31, 2009.

Discontinued operations for the nine months ended December 31, 2008 and 2009 and the three months ended December 31, 2008 and 2009 consist of the following:

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Revenues	36,224	23,634
Income from discontinued operations, net	20,208	11,897

	Millions of yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Revenues	5,885	4,600
Income from discontinued operations, net	850	1,330

14. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the nine months ended December 31, 2008 and 2009, and the three months ended December 31, 2008 and 2009, is as follows:

In the nine months ended December 31, 2008, the diluted EPS calculation excludes warrants for 823 thousand shares, convertible bond for 2,260 thousand shares and treasury stock for 81 thousand shares, as they were antidilutive.

In the nine months ended December 31, 2009, the diluted EPS calculation excludes warrants for 1,330 thousand shares, convertible bond for 2,470 thousand shares and treasury stock for 88 thousand shares, as they were antidilutive.

Due to loss attributable to ORIX Corporation from continuing operations for the three months ended December 31, 2008, the diluted EPS calculation excludes potential common shares, as they were antidilutive.

In the three months ended December 31, 2009, the diluted EPS calculation excludes warrants for 1,323 thousand shares, convertible bond for 2,493 thousand shares and treasury stock for 79 thousand shares, as they were antidilutive.

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Income attributable to ORIX Corporation from continuing operations	1,478	19,575
Effect of dilutive securities—
Convertible bond	35	982

Income attributable to ORIX Corporation from continuing operations for diluted EPS computation	1,513	20,557

	Millions of yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Income (Loss) attributable to ORIX Corporation from continuing operations	(42,474)	6,471
Effect of dilutive securities—
Convertible bond	—	328

Income (Loss) attributable to ORIX Corporation from continuing operations for diluted EPS computation	(42,474)	6,799

	Thousands of Shares
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Weighted-average shares	88,896	100,229
Effect of dilutive securities—
Warrants	118	—
Convertible bond	2,102	21,587
Treasury stock	7	—

Weighted-average shares for diluted EPS computation	91,123	121,816

	Thousands of Shares
	Three months ended December 31, 2008	Three months ended December 31, 2009
Weighted-average shares	88,726	107,455
Effect of dilutive securities—
Warrants	—	—
Convertible bond	—	21,920
Treasury stock	—	—

Weighted-average shares for diluted EPS computation	88,726	129,375

	Yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	16.63	195.30
Diluted	16.61	168.75

	Yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Earnings per share for income (loss) attributable to ORIX Corporation from continuing operations:
Basic	(478.70)	60.22
Diluted	(478.70)	52.56

Shareholders’ equity per share as of December 31, 2009, and March 31, 2009 is as follows:

	Yen
	December 31, 2009	March 31, 2009
Shareholders’ equity per share	11,880.10	13,059.59

15. Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring regarding the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements and foreign exchange contracts for risk management purposes but not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”).

ASC 815-10-65-1 (“Derivatives and Hedging—Disclosures about Derivative Instruments and Hedging activities”) requires to disclose the fair value of derivative instruments and their gains (losses) in tabular format, information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the nine months ended December 31, 2009 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in accumulated other comprehensive income (loss) on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	818	Interest on loans and investment securities /Interest expense	(40)	—	—
Foreign exchange contracts	104	Foreign currency transaction loss (gain), net	(31)	—	—
Foreign currency swap agreements	(3,822)	Interest on loans and investment securities /Interest expense /Foreign currency transaction loss (gain), net	(438)	—	—

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	794	Other operating revenues /expenses	(930)	Interest on loans and investment securities /Interest expense
Foreign exchange contracts	5,865	Foreign currency transaction loss (gain), net	(5,865)	Foreign currency transaction loss (gain), net
Foreign currency swap agreements	833	Other operating revenues /expenses	(833)	Foreign currency transaction loss (gain), net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in accumulated other comprehensive income (loss) on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	795	Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	820	—	—
Debt loan in local currency	2,131	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	15	Other operating revenues /expenses
Foreign currency swap agreements	2,042	Other operating revenues /expenses
Futures	138	Brokerage commissions and net gains (losses) on investment securities
Foreign exchange contracts	23	Brokerage commissions and net gains (losses) on investment securities
Credit derivatives held/written	415	Other operating revenues /expenses
Options held/written, caps held	(604)	Other operating revenues /expenses

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended December 31, 2009 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in accumulated other comprehensive income (loss) on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	167	Interest on loans and investment securities /Interest expense	(19)	—	—
Foreign exchange contracts	(278)	Foreign currency transaction loss (gain), net	(34)	—	—
Foreign currency swap agreements	(946)	Interest on loans and investment securities /Interest expense /Foreign currency transaction loss (gain), net	(346)	—	—

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	308	Other operating revenues /expenses	(432)	Interest on loans and investment securities /Interest expense
Foreign exchange contracts	(2,780)	Foreign currency transaction loss (gain), net	2,780	Foreign currency transaction loss (gain), net
Foreign currency swap agreements	(2,431)	Other operating revenues /expenses	2,431	Foreign currency transaction loss (gain), net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in accumulated other comprehensive income (loss) on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	(1,383)	Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	41	—	—
Debt loan in local currency	(1,673)	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	1	Other operating revenues/expenses
Foreign currency swap agreements	1,047	Other operating revenues/expenses
Futures	(58)	Brokerage commissions and net gains (losses) on investment securities
Foreign exchange contracts	3	Brokerage commissions and net gains (losses) on investment securities
Credit derivatives held/written	130	Other operating revenues/expenses
Options held/written, caps held	(35)	Other operating revenues/expenses

Notional amounts of derivative instruments, Fair values of derivative instruments in consolidated balance sheets at December 31, 2009 and March 31, 2009 are as follows.

December 31, 2009

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen

Derivatives designated as hedging instruments

Interest rate swap agreements	247,244	184	Other Receivables	3,177	Trade Notes, Accounts Payable and Other Liabilities
Futures, foreign exchange contracts	191,884	952	Other Receivables	3,270	Trade Notes, Accounts Payable and Other Liabilities
Foreign currency swap agreements	207,617	13,462	Other Receivables	22,148	Trade Notes, Accounts Payable and Other Liabilities

Trading derivatives or derivatives not designated as hedging instruments

Interest rate swap agreements	5,394	1	Other Receivables	93	Trade Notes, Accounts Payable and Other Liabilities
Options held/written, caps held	34,003	413	Other Receivables	228	Trade Notes, Accounts Payable and Other Liabilities
Futures, Foreign exchange contracts	230,870	1,349	Other Receivables	1,110	Trade Notes, Accounts Payable and Other Liabilities
Foreign currency swap agreements	10,520	1,097	Other Receivables	—	—
Credit derivatives held/written	52,022	527	Other Receivables	7	Trade Notes, Accounts Payable and Other Liabilities

March 31, 2009

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen

Derivatives designated as hedging instruments

Interest rate swap agreements	284,981	86	Other Receivables	4,731	Trade Notes, Accounts Payable and Other Liabilities
Futures, foreign exchange contracts	159,066	773	Other Receivables	6,782	Trade Notes, Accounts Payable and Other Liabilities
Foreign currency swap agreements	209,921	17,361	Other Receivables	13,608	Trade Notes, Accounts Payable and Other Liabilities

Trading derivatives or derivatives not designated as hedging instruments

Interest rate swap agreements	8,353	2	Other Receivables	121	Trade Notes, Accounts Payable and Other Liabilities
Options held/written, Caps held	8,653	550	Other Receivables	89	Trade Notes, Accounts Payable and Other Liabilities
Futures, foreign exchange contracts	237,759	706	Other Receivables	505	Trade Notes, Accounts Payable and Other Liabilities
Foreign currency swap agreements	10,827	—	—	945	Trade Notes, Accounts Payable and Other Liabilities
Credit derivatives held/written	54,913	322	Other Receivables	218	Trade Notes, Accounts Payable and Other Liabilities

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies.

If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments in net liability positions.

There are no derivative instruments with credit-risk-related contingent features that are in a liability position on December 31, 2009.

ASC 815-10-65-2 (“Derivatives and Hedging—Disclosures about credit derivatives and certain guarantees and Clarification of the effective date of ASC 815-10-65-1 (Derivatives and Hedging—Disclosures about Derivative Instruments and Hedging activities)”) requires sellers of credit derivatives to disclose additional information about credit- risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading as of December 31, 2009. Details of credit derivatives written are as follows.

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of a credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *1	7,000	Less than two years	36
Total return swap	In case of underlying reference CMBS price falling beyond certain extent *2	44,700	Less than two years	490

*1	Underlying reference company’s credit ratings are BBB+ or more grade rated by rating agencies as of December 31, 2009.
*2	Underlying reference CMBS’s credit rating is top grade tranche and AA or more rated by rating agency as of December 31, 2009. Unless such top graded CMBS incurs a loss, the Company and its subsidiaries will not suffer a loss.

16. Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

December 31, 2009

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments

Trading securities	37,634	37,634
Futures, Foreign exchange contracts:
Assets	1,321	1,321
Liabilities	1,107	1,107
Credit derivatives held/written:
Assets	527	527
Liabilities	7	7
Options and other derivatives:
Assets	413	413
Liabilities	228	228

Non-trading instruments

Assets:
Cash and cash equivalents	680,794	680,794
Restricted cash	143,435	143,435
Time deposits	760	760
Installment loans (net of allowance for probable loan losses)	2,486,147	2,429,881
Investment in securities:
Practicable to estimate fair value	822,704	822,413
Not practicable to estimate fair value	152,752	152,752
Liabilities:
Short-term debt	735,034	735,034
Deposits	806,995	821,828
Long-term debt	3,932,727	3,919,815
Futures, Foreign exchange contracts:
Assets	980	980
Liabilities	3,273	3,273
Foreign currency swap agreements:
Assets	14,559	14,559
Liabilities	22,148	22,148
Interest rate swap agreements:
Assets	185	185
Liabilities	3,270	3,270

March 31, 2009

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments

Trading securities	7,410	7,410
Futures, Foreign exchange contracts:
Assets	307	307
Liabilities	303	303
Credit derivatives held/written:
Assets	322	322
Liabilities	218	218
Options and other derivatives:
Assets	550	550
Liabilities	89	89

Non-trading instruments

Assets:
Cash and cash equivalents	459,969	459,969
Restricted cash	128,056	128,056
Time deposits	680	680
Installment loans (net of allowance for probable loan losses)	3,173,097	3,059,280
Investment in securities:
Practicable to estimate fair value	729,273	729,273
Not practicable to estimate fair value	189,457	189,457
Liabilities:
Short-term debt	798,167	798,167
Deposits	667,627	680,740
Long-term debt	4,453,845	4,233,800
Futures, Foreign exchange contracts:
Assets	1,172	1,172
Liabilities	6,984	6,984
Foreign currency swap agreements:
Assets	17,361	17,361
Liabilities	14,553	14,553
Interest rate swap agreements:
Assets	88	88
Liabilities	4,852	4,852

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt

The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their relatively short maturity.

Installment loans

The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities

For trading securities and available-for-sale securities other than specified bonds issued by SPEs, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values). As for the specified bonds issued by the special purpose entities, or SPEs included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by discounting future cash flows (see Note 3). Certain investments funds included in other securities are measured at the net asset value per share at fair value. Other securities other than Investment funds are not estimated the fair value, as it is not practical. Those other securities consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for other securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits

The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair value. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt

The carrying amounts of long-term debt with floating rates which could be repriced within short term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices. The other generally reflects the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are available for most of the Company’s and its subsidiaries’ derivatives.

17. Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥7,161 million and ¥15,513 million as of December 31, 2009 and March 31, 2009, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	December 31, 2009	March 31, 2009
Within one year	4,037	4,194
More than one year	22,491	22,832

Total	26,528	27,026

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥7,766 million and ¥7,402 million for the nine months ended December 31, 2008 and 2009, respectively, and ¥2,450 million and ¥2,324 million for the three months ended December 31, 2008 and 2009, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥773 million and ¥771 million for the nine months ended December 31, 2008 and 2009, respectively, and ¥253 million and ¥258 million for the three months ended December 31, 2008 and 2009, respectively. At December 31, 2009 and March 31, 2009, the amounts due are as follows:

	Millions of yen
	December 31, 2009	March 31, 2009
Within one year	796	825
More than one year	550	921

Total	1,346	1,746

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥164,025 million and ¥186,248 million as of December 31, 2009 and March 31, 2009, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for consumers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥87,664 million and ¥392,861 million as of December 31, 2009 and March 31, 2009, respectively.

Guarantees—The Company and its subsidiaries apply ASC 460-10 (“Guarantees”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of ASC 460-10. The following table represents the summary of potential future payments and book value recorded as guarantee liabilities of the guarantee contracts outstanding as of December 31, 2009 and March 31, 2009.

	Millions of yen
	December 31, 2009		March 31, 2009
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	19,656	2,794	21,834	3,148
Consumer loans	—	—	35,701	2,818
Corporate loans	324,688	3,833	258,589	7,131
Other	186	1	264	2

Total	344,530	6,628	316,388	13,099

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Guarantee of consumer loans: ORIX Credit Corporation (“ORIX Credit”) guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. ORIX Credit is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months. There is no guarantee of consumer loans as of December 31, 2009, due to the shift of ORIX Credit from consolidated subsidiary to equity method affiliate in July 2009.

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ operating assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of December 31, 2009 and March 31, 2009, total amount of such guarantees and book value of guarantee liabilities which amount included in the table above are ¥1,217,500 million and ¥1,196,200 million, and ¥1,870 million and ¥4,050 million, respectively.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2009.

Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—In addition to the assets that are not accounted for as sales but for as secured borrowings as described in Note 5 (“Securitization Transactions”), and the assets held by SPEs described in Note 6 (“Variable Interest Entities”), the short-term and long-term debt payables to financial institutions are secured by the following assets as of December 31, 2009 and March 31, 2009:

	Millions of yen
	December 31, 2009	March 31, 2009
Minimum lease payments, loans and investment in operating leases	149,671	104,106
Investment in securities	1,275	34,930
Investment in affiliates	9,072	9,179
Other operating assets	52,860	53,327
Other assets	48,615	11,443

Total	261,493	212,985

As of December 31, 2009 and March 31, 2009, investment in securities of ¥46,081 million and ¥35,140 million, respectively, were pledged for primarily collateral deposits.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of ¥35,807 million and ¥18,547 million as of December 31, 2009 and March 31, 2009, respectively, that may be sold or repledged by the subsidiary. As of December 31, 2009 and March 31, 2009, ¥23,534 million and ¥10,239 million at market value of the securities were repledged as collateral, respectively.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

18. Segment Information

Financial information about its operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing, commission business for the sale of financial products, and environment-related business

Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring equipment and IT-related equipment rentals and leasing

Real Estate	:	Development and rentals of commercial real estate, Condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services

Investment Banking	:	Real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, and venture capital

Retail	:	Trust and Banking services, life insurance, securities brokerage and card loans

Overseas Business	:	Leasing, Lending, investment in bonds, investment banking, real estate-related operations, and ship-and aircraft-related operations

Financial information of the segments for the three months ended December 31, 2008 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment Revenues	34,380	58,902	57,272	20,729	42,583	32,212	246,078
Segment Profits (losses)	(9,203)	7,152	737	(59,627)	3,049	(2,055)	(59,947)

Financial information of the segments for the three months ended December 31, 2009 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment revenues	26,647	55,175	49,139	18,227	35,016	47,407	231,611
Segment profits (losses)	(1,442)	6,023	187	(2,775)	5,122	7,436	14,551

Financial information of the segments for the nine months ended December 31, 2008 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment Revenues	104,584	176,464	200,209	68,977	138,688	125,529	814,451
Segment Profits (losses)	(2,058)	21,904	40,848	(47,301)	11,271	11,913	36,577

Financial information of the segments for the nine months ended December 31, 2009 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment revenues	85,477	167,558	145,079	59,405	117,128	135,446	710,093
Segment profits (losses)	(10,591)	16,726	10,915	(16,520)	19,942	28,925	49,397

Segment Assets information of December 31, 2009 and March 31, 2009 is as follows

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
December 31, 2009	1,312,109	574,640	1,121,841	1,246,423	1,485,195	875,109	6,615,317
March 31, 2009	1,583,571	648,314	1,175,437	1,321,491	1,554,006	949,852	7,232,671

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net Income (loss) attributable to the noncontrolling interests and discontinued operations. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Net income (loss) attributable to the noncontrolling interests and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses and are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, inventories, advances for investment in operating leases (included in other assets) and investment in affiliates. This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows.

	Millions of yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Segment revenues:
Total revenues for segments	246,078	231,611
Revenue related to corporate assets	1,819	930
Revenue from discontinued operations	(5,885)	(4,600)

Total consolidated revenues	242,012	227,941

Segment profit:
Total profit for segments	(59,947)	14,551
Corporate interest expenses, general and administrative expenses	(1,408)	655
Corporate other gain or loss	(1,172)	(1,330)
Discontinued operations	(850)	(1,330)
Net income (loss) attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	(252)	2,070

Income before Income Taxes and Discontinued Operations	(63,629)	14,616

	Millions of yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Segment revenues:
Total revenues for segments	814,451	710,093
Revenue related to corporate assets	5,926	5,565
Revenue from discontinued operations	(36,224)	(23,634)

Total consolidated revenues	784,153	692,024

Segment profit:
Total profit for segments	36,577	49,397
Corporate interest expenses, general and administrative expenses	(2,216)	793
Corporate other gain or loss	(1,017)	(3,004)
Discontinued operations	(20,208)	(11,897)
Net income (loss) attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	1,134	2,408

Income before Income Taxes and Discontinued Operations	14,270	37,697

	Millions of yen
	March 31, 2009	December 31, 2009
Segment assets:
Total assets for segments	7,232,671	6,615,317
Cash and cash equivalents, restricted cash and time deposits	588,705	824,989
Allowance for doubtful receivables on direct financing leases and probable loan losses	(158,544)	(157,067)
Other receivables	228,581	227,817
Other corporate assets	478,323	447,300

Total consolidated assets	8,369,736	7,958,356

The following information represents geographic revenues and income (losses) before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the three months ended December 31, 2008

	Millions of yen
	Japan	The Americas*1	Other*2	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	223,044	10,624	14,229	(5,885)	242,012
Income (Losses) before Income Taxes *3	(61,340)	(3,689)	2,250	(850)	(63,629)

For the three months ended December 31, 2009

	Millions of yen
	Japan	The Americas*1	Other*2	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	186,264	26,397	19,880	(4,600)	227,941
Income before Income Taxes *3	8,149	4,318	3,479	(1,330)	14,616

For the nine months ended December 31, 2008

	Millions of yen
	Japan	The Americas *1	Other *2	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	704,333	49,119	66,925	(36,224)	784,153
Income (Losses) before Income Taxes *3	21,476	(322)	13,324	(20,208)	14,270

For the nine months ended December 31, 2009

	Millions of yen
	Japan	The Americas *1	Other *2	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	584,763	70,507	60,388	(23,634)	692,024
Income before Income Taxes *3	21,200	12,674	15,720	(11,897)	37,697

*Note:	Results of discontinued operations are included in each amount attributed to each geographic area.

No single customer accounted for 10% or more of the total revenues for the three and nine months ended December 31, 2008 and 2009.

In addition to the disclosure requirements under ASC 280-10 (“Segment Reporting”), this information is disclosed pursuant to the disclosure requirements of the Japanese Financial Instruments and Exchange Law.

For the three and nine months ended December 31, 2008 and 2009 revenues from overseas customers are as follows.

For the three months ended December 31, 2008

	Millions of yen
	The Americas *1	Other *2	Total
I Overseas revenue	9,704	23,702	33,406
II Consolidated revenue			242,012
III The rate of the overseas revenues to consolidated revenue	4.0%	9.8%	13.8%

For the three months ended December 31, 2009

	Millions of yen
	The Americas *1	Other *2	Total
I Overseas revenue	19,013	28,447	47,460
II Consolidated revenue			227,941
III The rate of the overseas revenues to consolidated revenue	8.3%	12.5%	20.8%

For the nine months ended December 31, 2008

	Millions of yen
	The Americas *1	Other *2	Total
I Overseas revenue	47,565	78,379	125,944
II Consolidated revenue			784,153
III The rate of the overseas revenues to consolidated revenue	6.1%	10.0%	16.1%

For the nine months ended December 31, 2009

	Millions of yen
	The Americas *1	Other *2	Total
I Overseas revenue	67,455	69,539	136,994
II Consolidated revenue			692,024
III The rate of the overseas revenues to consolidated revenue	9.7%	10.1%	19.8%

*Income	from discontinued operations is not included in revenues from overseas customers.
*1:	Mainly The United States
*2:	Mainly Asia, Europe, Oceania and The Middle East
*3:	Income before income taxes refers to income before income taxes and discontinued operations.

19. Subsequent Event

There are no applicable subsequent events from January 1, 2010 to February 10, 2010.